      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 5, 1999



                                                      REGISTRATION NO. 333-77577

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                         NEXTLINK COMMUNICATIONS, INC.
             (Exact Name of Registrant as Specified in its Charter)

            DELAWARE                            4813                           91-1738221
(State or Other Jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
 Incorporation or Organization)     Classification Code Number)           Identification No.)

                            ------------------------

 500 108TH AVENUE N.E., SUITE 2200, BELLEVUE, WASHINGTON 98004, (425) 519-8900
  (Address, including ZIP code, and telephone number, including area code, of the Registrant's principal executive offices)
                            ------------------------

                           R. BRUCE EASTER JR., ESQ.
                       500 108TH AVENUE N.E., SUITE 2200
                           BELLEVUE, WASHINGTON 98004
                                 (425) 519-8900
 (Name, address, including ZIP code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:


           BRUCE R. KRAUS, ESQ.                      ROBERT E. BUCKHOLZ, ESQ.
         WILLKIE FARR & GALLAGHER                      SULLIVAN & CROMWELL
            787 SEVENTH AVENUE                           125 BROAD STREET
         NEW YORK, NEW YORK 10019                    NEW YORK, NEW YORK 10004
              (212) 728-8000                              (212) 558-4000


                            ------------------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED OFFER TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______
    If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / / ______
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


                                                       NUMBER OF            PROPOSED            PROPOSED
                                                         SHARES             MAXIMUM             MAXIMUM            AMOUNT OF
        TITLE OF EACH CLASS OF SECURITIES                TO BE         PER SHARE OFFERING      AGGREGATE          REGISTRATION
                TO BE REGISTERED                       REGISTERED           PRICE(1)         OFFERING PRICE           FEE
Class A common stock, par value $.02 per share...      9,890,000            $72.313           $715,175,570        $198,819(2)


(1) Estimated solely for the purpose of calculating the registration fee.


(2) Previously paid.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE



    This registration statement contains two forms of prospectuses: one we will use in connection with an offering in the United States and Canada, which we call the U.S. prospectus, and one that we will use in a concurrent international offering outside the United States and Canada, which we call the international prospectus. Some pages of the U.S. prospectus included in this registration statement are followed by corresponding alternate pages we will use for the international prospectus. We labeled each of these alternate pages "Alternate Page for the International Prospectus." We will file final forms of each prospectus with the Securities and Exchange Commission under Rule 424(b).

                       SUBJECT TO COMPLETION, MAY 5, 1999



U.S. PROSPECTUS

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT OFFER THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                  [LOGO]

                                   8,600,000 SHARES



                         NEXTLINK COMMUNICATIONS, INC.


                              CLASS A COMMON STOCK

                                 --------------


    NEXTLINK and the NEXTLINK stockholders listed on page 34 of this prospectus are offering shares of our Class A common stock to the public. We are offering 4,982,050 newly issued shares of Class A common stock and the selling stockholders are offering 3,617,950 shares that they currently hold.



    A syndicate of U.S. underwriters will offer 6,880,000 of these shares in the United States and Canada, and a syndicate of international underwriters will offer the remaining 1,720,000 shares in other countries.



    Shares of our Class A common stock are listed on The Nasdaq National Market under the symbol "NXLK." On April 30, 1999, the last reported sale price of our shares on The Nasdaq National Market was $73.25 per share.

                                 --------------


    INVESTING IN OUR CLASS A COMMON STOCK INVOLVES RISKS. A DESCRIPTION OF THESE RISKS BEGINS ON PAGE 4.



    Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                 --------------


                                                               PER SHARE     TOTAL
                                                              -----------  ---------
Public offering price.......................................   $           $
Underwriting discounts and commissions......................   $           $
Proceeds, before expenses, to NEXTLINK......................   $           $
Proceeds to selling stockholders............................   $           $



    NEXTLINK and the selling stockholders have granted the underwriters the right to purchase up to 1,290,000 additional shares of Class A common stock to cover any over-allotments.


                                 --------------

SALOMON SMITH BARNEY


         GOLDMAN, SACHS & CO.


                  BEAR, STEARNS & CO. INC.


                            CREDIT SUISSE FIRST BOSTON


                                     MERRILL LYNCH & CO.

                       SUBJECT TO COMPLETION, MAY 5, 1999

INTERNATIONAL PROSPECTUS
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT OFFER THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                              [LOGO]

                                   8,600,000 SHARES

                         NEXTLINK COMMUNICATIONS, INC.

                              CLASS A COMMON STOCK

    NEXTLINK and the NEXTLINK stockholders listed on page 34 of this prospectus are offering shares of our Class A common stock to the public. We are offering 4,982,050 newly issued shares of Class A common stock and the selling stockholders are offering 3,617,950 shares that they currently hold.

    A syndicate of international underwriters will offer 1,720,000 of these shares outside the U.S. and Canada, and a syndicate of U.S. underwriters will offer the remaining 6,880,000 shares in the U.S. and Canada.

    Shares of our Class A common stock are listed on The Nasdaq National Market under the symbol "NXLK." On April 30, 1999, the last reported sale price of our shares on The Nasdaq National Market was $73.25 per share.
                                 --------------

    INVESTING IN OUR CLASS A COMMON STOCK INVOLVES RISKS. A DESCRIPTION OF THESE RISKS BEGINS ON PAGE 4.

    Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
                                 --------------

                                                               PER SHARE     TOTAL
                                                              -----------  ---------
Public offering price.......................................   $           $
Underwriting discounts and commissions......................   $           $
Proceeds, before expenses, to NEXTLINK......................   $           $
Proceeds to selling stockholders............................   $           $

    NEXTLINK and the selling stockholders have granted the underwriters the right to purchase up to 1,290,000 additional shares of Class A common stock to cover any over-allotments.
                                 --------------

SALOMON SMITH BARNEY INTERNATIONAL

       GOLDMAN SACHS INTERNATIONAL

               BEAR, STEARNS INTERNATIONAL LIMITED

                       CREDIT SUISSE FIRST BOSTON

                               MERRILL LYNCH INTERNATIONAL

    [Graphic: map of United States and southern Canada showing NEXTLINK's local networks, broadband spectrum licenses and route of national fiber optic network now under construction.]



    In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the Class A common stock, including over-allotment, bidding for or purchasing such securities to stabilize their market price, purchasing such securities to cover some or all of a short position in such securities maintained by the underwriters, and the imposition of penalty bids. For a description of these activities, see "Underwriting".

                               TABLE OF CONTENTS



                                                                         PAGE
                                                                         -----
Prospectus Summary..................................................           1
Risk Factors........................................................           4
Use of Proceeds.....................................................          11
Dividend Policy.....................................................          11
Capitalization......................................................          12
Dilution............................................................          13
Selected Historical Consolidated Financial and Operating Data.......          14
Management's Discussion and Analysis of Financial Condition and
  Results of Operations.............................................          17
Business............................................................          23
Regulation..........................................................          32
Selling Stockholders................................................          34
Underwriting........................................................          35
Legal Matters.......................................................          38
Experts.............................................................          38
Where You Can Find More Information.................................          38



    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this prospectus. This prospectus is not an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not under any circumstances assume that the information in this prospectus is correct on any date after the date of this prospectus.

                               PROSPECTUS SUMMARY



    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES TO THE FINANCIAL STATEMENTS INCORPORATED BY REFERENCE FROM OUR 1998 FORM 10-K, DATED MARCH 29, 1999.



OUR BUSINESS



    Since 1996, NEXTLINK has provided high-quality telecommunications services to the rapidly growing business market. We believe that increasing usage of both telephone service and newer data and information services will continue to increase demand for telecommunications capacity, or bandwidth, and for new telecommunications services and applications.



    To serve our customers' broad and expanding telecommunications needs, we have assembled a unique collection of high-bandwidth, local and national network assets. We intend to integrate these assets with advanced communications technologies and services in order to become one of the nation's leading providers of comprehensive end-to-end telecommunications services.



    To accomplish this:



    - we have built 23 high-bandwidth, or broadband, local networks in 14 states, generally located in the central business districts of the cities we serve, and we are continuing to build additional networks;



    - we have become the nation's largest holder of broadband fixed wireless spectrum, with FCC licenses covering 95% of the population of the 30 largest U.S. cities, which we will use to extend the reach of our networks to additional customers; and



    - we have acquired exclusive interests in a national broadband network now being built to traverse over 16,000 miles and to connect more than 50 cities, including all of the largest cities that our current and planned local networks serve.



    As our networks become increasingly optimized for data transmission, we plan to offer our customers high-speed Internet access and additional services, such as Internet web hosting and support for e-commerce. By web hosting, we mean support for customers' web sites at our central offices, running either on their computers or on ours, together with website design and maintenance services. We also plan to build on our existing expertise in communicating customized information to mass-market customers and automated order fulfillment to serve clients with e-commerce businesses, that is, businesses conducting high volume retail transactions over the Internet.



    We are now operating local networks in 38 cities. We provided nearly 225,000 business telephone lines to our customers as of March 31, 1999, of which more than 50,000 were installed in the first quarter of 1999. We are currently building additional networks, and plan to have operational networks in most of the 30 largest U.S. cities by the end of 2000.



    Our local and national networks employ fiber optic technology, which uses light waves to transmit signals over cables consisting of many glass fiber strands. Each strand in these fiber optic cables has enough capacity to carry over 100,000 times more traffic than a strand of traditionally-configured copper wire. Rings of our fiber optic cables typically encircle a city's central business district and connect to our central offices. These central offices contain the switches and routers that direct calls and data traffic to their destinations, and have space to house the additional equipment necessary for future telecommunications services. Wherever we can, we build and own these networks ourselves. This enables us to deliver higher quality services and will enable us to deliver new services that we expect will increase our operating margins.



    Our goal is to provide our customers with complete voice and data network solutions for all of their communications needs, using our own fiber, switches and other facilities to the greatest extent possible. Today, however, we frequently lease the existing copper telephone wires from the dominant local telephone company to make the physical connection for the short distance - which we refer to as the "first mile"- between our customers and our fiber optic networks.



    To reduce our reliance on first mile connections leased from the dominant carrier, we intend to increase the number of customers connected directly to our networks. In some cases, we will construct a new fiber optic extension from our network to the customer's premises. In other cases, we will deploy a high-bandwidth wireless connection between an antenna on the roof of the customer's premises and an antenna attached to our fiber rings. These wireless connections offer high-quality broadband capacity and often cost less than fiber to install. We expect to deploy wireless first mile extensions in 25 markets by the end of 2000.



    We are also deploying a technology called Digital Subscriber Line, or DSL, to meet the high bandwidth needs of those customers whose first mile connection remains over copper wire. DSL increases the effective capacity of existing copper telephone wires. We are installing our own DSL equipment to provide these services ourselves, and also resell another provider's DSL services.



    Our networks support a variety of communications technologies, which permits us to offer customers a set of technology options to meet their changing needs, and introduce new technologies as they become available. For example, we have begun to add new technologies to our networks including Internet Protocol, or IP, routers and switches, and Asynchronous Transfer Mode, or ATM switches. ATM switches will enable us to meet the demands of large, high-volume customers, while IP routers and switches will enable us to carry Internet traffic more efficiently and to provide more services.



    As IP technology evolves and matures, we believe it will gradually replace ATM, and we therefore intend to invest heavily in optimizing our networks for present and future IP implementations. We anticipate that future IP technologies will enable the high-bandwidth, end-to-end national network we are building to carry data, voice and video. Such a network should also enable us to offer our customers entirely new classes of IP services. We intend to remain flexible in our technology choices, to serve our customers' present needs and to take advantage of the future opportunities that technological advances may bring.

                                  THE OFFERING



Class A common stock offered by NEXTLINK
  Communications, Inc.........................  4,982,050 shares
Class A common stock offered by selling
  stockholders................................  3,617,950 shares
Common stock to be outstanding after the
  offering:
  Class A common stock........................  36,505,184 shares
  Class B common stock........................  29,184,372 shares
Nasdaq National Market symbol.................  NXLK
Use of Proceeds...............................  We intend to use the net proceeds to expand our networks and services, introduce new
                                                technologies and to fund operating losses,
                                                working capital and possible acquisitions.



    We calculated outstanding shares above assuming no exercise of the underwriters' overallotment option and based on the number of shares outstanding as of April 29, 1999, excluding a total of 11,613,088 shares of Class A common stock and 654,858 shares of Class B common stock issuable upon exercise of options.



    We are also concurrently offering, under a separate prospectus, % senior notes due 2009 and % senior discount notes due 2009, from which we expect to receive net proceeds of approximately $732.6 million. This equity offering and the concurrent debt offering are not conditioned upon one another.



                                  RISK FACTORS



    You should read the "Risk Factors" section of this prospectus to learn about the risks associated with holding NEXTLINK Class A common stock.

                                  RISK FACTORS

    You should consider carefully the following risks before you decide to buy our Class A common stock.

WE HAVE SUBSTANTIAL EXISTING DEBT AND WILL INCUR SUBSTANTIAL ADDITIONAL DEBT,
  WHICH COULD DEPRIVE COMMON STOCKHOLDERS OF VALUE AND CONTROL


    As of March 31, 1999, NEXTLINK had outstanding five issues of senior notes totaling $2,023.0 million in principal amount and approximately $73.2 million in miscellaneous debt obligations of our subsidiaries and we are offering an additional $750.0 million aggregate principal amount of senior and senior discount notes concurrently with this offering. Because we have these substantial obligations, we may be unable to pay interest or principal on any or all of these outstanding notes, which could result in a work-out or bankruptcy that would dilute or eliminate the ownership interests of our common stockholders.



    For each period since our inception, we have had substantial and increasing net losses and negative cash flow from operations. Consequently, we do not currently generate cash flows from which we can make payments on our outstanding notes. If we fail to pay principal and interest on our notes when due, the noteholders could declare a default and demand that we repay the entire amount of defaulted notes. Unless we were able to find alternative financing to pay the entire amount, the noteholders could seek a judgment and attempt to seize our assets to satisfy the debt to them. Any action of this type would have a serious adverse affect on our business and on the market price of the Class A common stock.



    Our indentures permit us to incur substantial additional debt, and we fully expect to borrow substantial additional funds in the next several years. This additional indebtedness will further increase the risk of a default unless we can establish an adequate revenue base and generate sufficient cash flow to repay our indebtedness. We cannot assure you that we will ever establish an adequate revenue base to produce an operating profit or generate adequate positive cash flow to provide future capital expenditures and repayment of debt.


IF WE ARE NOT SUCCESSFUL IN RAISING ADDITIONAL CAPITAL, WE WILL NOT BE ABLE TO
  BUILD AND MAINTAIN OUR NETWORKS


    Building our business will require a large amount of additional capital spending. Our capital spending plans have increased substantially over time, as our strategy has evolved and our planned network has grown larger and more robust. Because our anticipated future capital requirements will exceed the $1,244.4 million in cash and marketable securities we had on hand as of March 31, 1999, the $343.8 million in net proceeds we expect to receive from this equity offering, and the $732.6 million in net proceeds we expect to receive from the concurrent debt offering, we will be required to raise additional capital. If we fail to raise sufficient capital, we may be required to delay or abandon some of our planned future expansion or expenditures, which could have a material adverse effect on our growth and our ability to compete in the telecommunications services industry and generate profits for stockholders, and could even result in a payment default on our existing debt.

IF WE CANNOT QUICKLY AND EFFICIENTLY INSTALL OUR HARDWARE, WE WILL BE UNABLE TO
  GENERATE REVENUE


    Each of our networks consists of many different pieces of hardware, including switches, routers, fiber optic cables, electronics, and combination radio transmitter/receivers, known as transceivers, and associated equipment, which are difficult to install. If we cannot install this hardware quickly, the time in which customers can be connected to our network and we can begin to generate revenue from our network will be delayed. You should be aware that the construction of our national fiber optic network is not under our control, but is under the control of Level 3 Communications. We cannot assure you that the Level 3 network will be completed, that it will be placed in service within the expected time frame or that it will contain the contemplated number of fibers and conduits throughout the entire network. Failure of Level 3 to complete its network in a timely manner would delay implementation of our strategy of linking our local networks to one another and creating an end-to-end national network.



IP TECHNOLOGY HAS NOT YET BEEN PERFECTED FOR FULL SERVICE NETWORKS LIKE OURS



    We plan to rely on IP technology as the basis for our planned end-to-end network. Although IP technology is used throughout the Internet, its extension to support other telecommunications applications, such as voice and video, has not yet been perfected, and currently has several deficiencies, including poor reliability and quality. Integrating these technologies into our network may prove difficult and may be subject to delays. We cannot assure you that these improvements will become available in a timely fashion or at reasonable cost, if at all, or that the technology choices we make will prove to be cost effective and correct.



WE MAY NOT BE ABLE TO CONNECT OUR NETWORK TO THE INCUMBENT CARRIER'S NETWORK OR
  TO THE INTERNET ON FAVORABLE TERMS



    We require interconnection agreements with the dominant local telephone company to connect calls between our customers and non-customers. Congress and our industry refer to this dominant local carrier as the incumbent local exchange carrier, or the incumbent carrier. We cannot assure you that we will be able to negotiate or renegotiate interconnection agreements in all of our markets on favorable terms.



    To become an Internet service provider, or ISP, we will require peering arrangements with other ISPs, particularly the large, national ISPs. While we anticipate that we will enter into the agreements necessary to become an ISP, the terms and conditions of these so-called peering agreements are becoming more restrictive as Internet service becomes increasingly commercialized, and we cannot be sure that our peering arrangements will be on favorable terms.



THE REQUIREMENT THAT WE OBTAIN PERMITS AND RIGHTS-OF-WAY INCREASES OUR COST OF
  DOING BUSINESS


    In order for us to acquire and develop our fiber networks, we must obtain local franchises and other permits, as well as rights-of-way and fiber capacity from entities such as incumbent carriers and other utilities, railroads, long distance companies, state highway authorities, local governments and transit authorities. You should be aware that the process of obtaining these permits and rights-of-way increases our cost of doing business.


    We cannot assure you that we will be able to maintain our existing franchises, permits and rights-of-way that we need to implement our business. Nor can we assure you that we will be able to obtain and maintain the other franchises, permits and rights that we require. A sustained and material failure to obtain or maintain these rights could materially adversely affect our business in the affected metropolitan area.


OUR DEPLOYMENT OF WIRELESS FIRST MILE CONNECTIONS COULD BE DELAYED BY A LACK OF
  ACCEPTABLE EQUIPMENT AND BY INSTALLATION RISKS



    The FCC licensed our broadband wireless spectrum in what it calls the Local Multipoint Distribution Services, or LMDS. LMDS is a newly-authorized service, and equipment vendors are only beginning to offer radios, transceivers and related equipment designed to work at its frequencies. We are testing several vendors' equipment, but can't be certain that any equipment meeting our standards will be available in time to meet our development schedule.



    LMDS first mile connections require us to obtain access to rooftops from building owners and to satisfy local construction and zoning rules for antennas and transmitters. The need to obtain these authorizations could be an additional source of delay.



WE CANNOT ACCURATELY PREDICT THE TOTAL COST OF OUR WIRELESS FIRST MILE
  DEPLOYMENT



    Since we have not negotiated final contracts to purchase any LMDS equipment, we don't know precisely how much the equipment we will need will cost. Installation costs will vary greatly, depending on the particular characteristics of the locations to be served. After initial installation, we expect to incur additional costs to reconfigure, redeploy and upgrade our wireless first mile as technologies improve.



IN LOCAL MARKETS, WE COMPETE AGAINST THE INCUMBENT CARRIER, WHO HAS A VESTED
  INTEREST IN MAKING IT DIFFICULT FOR US TO CONNECT CUSTOMERS TO OUR NETWORK


    In each of the local markets served by our networks, we compete principally with the incumbent carrier in that market.


    The incumbent carriers are already established providers of local telephone services to all or virtually all telephone subscribers within their respective service areas. The incumbent carriers have begun to provide data services and are seeking to provide service using DSL technology. Their physical connections from their premises to those of their customers are expensive and difficult to duplicate. In addition, they have long-standing relationships with regulatory authorities at the federal and state levels.


    It is expensive and difficult for us to switch a new customer to our network because:

    - a potential customer faces switching costs if it decides to become our customer, and

    - we require cooperation from the incumbent carrier.

    We cannot assure you that we will be able to overcome these advantages and compete successfully with the incumbent carriers.

WE FACE COMPETITION IN LOCAL MARKETS FROM OTHER CARRIERS, PUTTING DOWNWARD
  PRESSURE ON PRICES



    We also face competition from recent and potential market entrants, including long distance carriers seeking to enter, reenter or expand entry into the local exchange marketplace such as AT&T, MCI WorldCom and Sprint. This places downward pressure on prices for local telephone service and for data services and makes it more difficult for us to achieve positive operating cash flow. In addition, we expect competition from other companies, such as cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end-users. We cannot assure you that we will be able to compete effectively with these industry participants.


WE FACE COMPETITION IN LONG DISTANCE MARKETS, PUTTING DOWNWARD PRESSURE ON
  PRICES


    We also face intense competition from long distance carriers in the provision of long distance services, which places downward pressure on prices for long distance service, including both voice and data services, and makes it difficult for us to achieve positive operating cash flow. Although the long distance market is dominated by three major competitors, AT&T, MCI WorldCom and Sprint, hundreds of other companies also compete in the long distance marketplace. We also anticipate that the incumbent carriers will be competing in the long distance market in the near future. We cannot assure you that we will be able to effectively compete with any of these industry participants.



WE ALSO FACE COMPETITION IN CREATING A NATIONAL BROADBAND NETWORK



    Several of our competitors, such as Qwest, Level 3, IXC and Williams, have announced an intention to create end-to-end broadband networks that would compete directly with the network we are building. In addition, the major long-distance and incumbent local carriers have the ability to do so as well. We cannot assure you that we will be able to successfully compete with these service providers.



OUR COMPETITION MAY HAVE SUPERIOR RESOURCES, PLACING US AT A COST AND PRICE
  DISADVANTAGE



    Many of our current and potential competitors have financial, personnel and other resources, including brand name recognition, substantially greater than those of NEXTLINK. As a result, some of our competitors can raise capital at a lower cost than we can. Also, our competitors' greater name recognition may require us to price our services at lower levels in order to win business. Finally, our competitors' cost advantages give them the ability to reduce their prices for an extended period of time if they so choose.


OUR COMPANY AND INDUSTRY ARE HIGHLY REGULATED, IMPOSING SUBSTANTIAL COMPLIANCE
  COSTS AND RESTRICTING OUR ABILITY TO COMPETE IN OUR TARGET MARKETS

    We are subject to varying degrees of federal, state and local regulation. This regulation imposes substantial compliance costs on us. It also restricts our ability to compete. For example, in each state in which we desire to offer our services, we are required to obtain authorization from the appropriate state commission. We cannot assure you that we will receive authorization for markets to be launched in the future.


    The NEXTBAND LMDS licenses, described in more detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations," are subject to a petition for reconsideration filed by another auction participant. The petition asks the FCC to revoke and reauction NEXTBAND's licenses. Because the matter remains pending, we cannot assure you that the FCC will not grant the petitions and relief sought.



THE TECHNOLOGIES THAT WE USE MAY BECOME OBSOLETE, WHICH WOULD LIMIT OUR ABILITY
  TO COMPETE EFFECTIVELY


    The telecommunications industry is subject to rapid and significant changes in technology. If we do not replace or upgrade technology and equipment that becomes obsolete, we will be unable to compete effectively because we will not be able to meet the expectations of our customers.


    The following technologies and equipment that we use or will use are subject to obsolescence: wireline and wireless transmission technologies, circuit, and packet switching technologies and data transmission technologies, including the Nortel DMS 500 switches, DSL, ATM and IP technologies. In addition, we cannot assure you that the technologies that we choose to invest in will lead to successful implementation of our business plan.



WE MAY BE REQUIRED TO PAY PATENT LICENSING FEES, WHICH WILL DIVERT FUNDS WHICH
  COULD BE USED FOR OTHER PURPOSES



    From time to time we receive requests to consider licensing certain patents held by third parties that may have bearing on our interactive voice response, other enhanced, or data services. Should we be required to pay license fees in the future, such payments, if substantial, could have a material adverse effect on our results of operations.


IF WE LOSE KEY PERSONNEL AND QUALIFIED TECHNICAL STAFF, OUR ABILITY TO MANAGE
  THE DAY-TO-DAY ASPECTS OF OUR COMPLEX NETWORK WILL BE WEAKENED

    We believe that a critical component for our success will be the attraction and retention of qualified professional and technical personnel. If we lose key personnel and qualified technical staff, or are unable to recruit qualified personnel, our ability to manage the day-to-day aspects of our complex network will be weakened. You should be aware that we face significant competition in the attraction and retention of personnel who possess the skill sets that we seek.


    In addition, we must also develop and retain a large and sophisticated sales force. If we fail to do so, there will be an adverse effect on our ability to generate revenue and, consequently, our operating cash flow.



CRAIG O. MCCAW, WHO WILL CONTROL APPROXIMATELY 57% OF NEXTLINK'S VOTING POWER
  AFTER THIS OFFERING, MAY HAVE INTERESTS WHICH ARE ADVERSE TO YOUR INTERESTS



    Craig O. McCaw, primarily through his majority ownership and control of Eagle River Investments, LLC, will control approximately 57% of NEXTLINK's total voting power after giving effect to the additional shares that are expected to be issued in this offering. Because Mr. McCaw has the ability to control the direction and future operations of NEXTLINK and has interests in other companies that may compete with NEXTLINK, he may make decisions which are adverse to your interests.

    In addition to his investment in NEXTLINK through Eagle River, Mr. McCaw has significant investments in other communications companies, including Nextel Communications, Teledesic Corporation and INTERNEXT, some of which could compete with us or act as one of our suppliers of certain telecommunications services. You should be aware that we do not have a noncompetition agreement with either Mr. McCaw or Eagle River. Mr. McCaw is not bound by any contracts with NEXTLINK restricting his future sales of our common stock.


YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE NET TANGIBLE BOOK
  VALUE OF THE SHARES OF CLASS A COMMON STOCK FROM THE PUBLIC OFFERING PRICE



    You will experience an immediate and substantial dilution of $64.25 per share in the net tangible book value per share of your Class A common stock, assuming a purchase price per share of $73.25.


WE DO NOT PLAN ON PAYING ANY DIVIDENDS ON OUR COMMON STOCK


    We have not declared or paid any dividends on our common stock and we do not plan on paying any dividends in the foreseeable future. The indentures governing our outstanding notes restrict our ability to pay any dividends on our common stock while any of the notes are outstanding. As a result, the potential return on an investment in our common stock will depend solely on its stock market performance for the foreseeable future.



WE MAY FACE ADDITIONAL COSTS AND OTHER ADVERSE EFFECTS DUE TO YEAR 2000 ISSUES


    To ensure that our computer systems and applications will function properly beyond 1999, we have implemented a year 2000 program. As part of this program, we conducted an inventory of network equipment and enterprise systems that execute primary business processes, such as accounting, service assurance, service delivery, customer service and billing. We cannot be sure that mission critical equipment has not been overlooked.

    Our determinations whether any systems or applications require modification or replacement are based in part on statements made to us by vendors used by us as to the year 2000 compliance of the systems and applications used by us. We will not be able to independently confirm the accuracy or completeness of these vendor representations.


    Telecommunications and data traffic between our customers who are directly connected to one of our networks and parties who are not customers of ours are routed over networks that we do not control. In addition, many of our customers are connected to one of our networks through facilities of the incumbent carrier. Consequently, our customers may not be able to complete calls or data transmissions if the computer, telecommunications and other systems of outside entities, including local and interexchange carriers and Internet service providers that interchange traffic, are not year 2000 compliant. A failure by some or all of these entities to make their systems year 2000 compliant could create substantial disruptions, which in turn could have a material adverse effect on our operations.



    For further discussion on our year 2000 program, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of Year 2000" in our Annual Report on Form 10-K for 1998.

THIS PROSPECTUS INCLUDES FORWARD-LOOKING STATEMENTS, BUT ACTUAL RESULTS MAY
  DIFFER SIGNIFICANTLY

    Some statements and information contained in this prospectus are not historical facts, but are "forward-looking statements", as such term is defined in the Private Securities Litigation Reform Act of 1995. We wish to caution you that these forward-looking statements are only predictions, and actual events or results may differ materially as a result of risks that we face, including those set forth herein under "Risk Factors." These forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expects", "plans", "may", "will", "would," "could," "should", or "anticipates" or the negative of these words or other variations of these words or other comparable words, or by discussions of strategy that involve risks and uncertainties. Such forward-looking statements include, but are not limited to:


    - the number of markets we expect to serve, the expected number of addressable business lines in markets in which we currently provide service and the markets in which we expect to provide service;


    - our expectations regarding our ability to attract and retain customers;


    - our beliefs regarding certain competitive advantages, including that of our national end-to-end network, the introduction of IP and ATM technologics, our management structure and our provisioning processes and systems;


    - our expectation regarding the size of our sales and customer care forces;

    - our belief regarding traffic flow over our networks and the effects and benefits of high capacity networks with broad coverage based on a uniform technology platform;


    - our plans to install additional switches, data networking capabilities such as IP and ATM facilities and high speed technologies such as DSL;



    - our plans to implement wireless first mile connections;



    - our ability to maintain technological flexibility;


    - our expectation regarding the development of a national network and the implementation of a national network end-to-end strategy;


    - our anticipated capital expenditures, funding thereof and levels of indebtedness and our expectations regarding additional indebtedness; and


    - statements with respect to our Year 2000 project.

                                USE OF PROCEEDS


    We estimate that the net proceeds from the sale of the 4,982,050 shares of common stock we are issuing in this offering will be approximately $343.8 million, at an assumed public offering price of $73.25 per share, after deducting the estimated underwriting discounts and offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds for the additional shares we would issue in connection with the over-allotment option would be approximately $67.8 million. We will not receive any proceeds from the sale of the 3,617,950 shares of Class A common stock being offered by the selling stockholders in this offering.



    In addition, under a separate prospectus, we are concurrently offering
     % senior notes due 2009 and      % senior discount notes due 2009. We
estimate that the net proceeds from the concurrent debt offering will be approximately $732.6 million, after deducting estimated expenses. The equity offering and the debt offering are not conditioned on one another.



    We plan to use the net proceeds from this offering, together with our cash on hand, and the net proceeds from the concurrent debt offering, to expand our existing networks and services, to provide new communications and data services and implement new technologies, to provide electronics and equipment for our national network, develop and acquire new networks and services, to potentially acquire other communications and data services companies and to fund operating losses and working capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."



                                DIVIDEND POLICY



    We do not anticipate paying any cash dividends on our common stock in the foreseeable future. The indentures governing the terms of our outstanding indebtedness restrict us from paying dividends while the indebtedness is outstanding.

                                 CAPITALIZATION
           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)



    The following table sets forth as of March 31, 1999, the actual capitalization of NEXTLINK and the capitalization of NEXTLINK as adjusted to reflect NEXTLINK's sale of common stock in this offering, the acquisitions of WNP and the 50% interest in NEXTBAND that we do not already own, and the concurrent debt offering. The debt offering and the equity offering are not conditioned on one another.


    This table should be read in conjunction with the Selected Historical Consolidated Financial and Operating Data included elsewhere in this prospectus, and the audited Consolidated Financial Statements and notes thereto included in our 1998 Form 10-K, which is incorporated herein by reference.


                                                                      AS OF MARCH 31, 1999
                                               ------------------------------------------------------------------
                                                                                                    AS ADJUSTED
                                                                                    AS ADJUSTED     FOR THE DEBT
                                                                                   FOR THE EQUITY    AND EQUITY
                                                                    AS ADJUSTED     OFFERING AND   OFFERINGS AND
                                                                        FOR         THE WNP AND     THE WNP AND
                                                                     THE EQUITY       NEXTBAND        NEXTBAND
                                                     ACTUAL           OFFERING     TRANSACTIONS(3) TRANSACTIONS(3)
                                               ------------------  --------------  --------------  --------------
Cash, cash equivalents and marketable
  securities.................................     $  1,244,406      $  1,588,218    $  1,102,726    $  1,835,301
Pledged securities(1)........................           21,821            21,821          21,821          21,821
                                               ------------------  --------------  --------------  --------------
  Total......................................     $  1,266,227      $  1,610,039    $  1,124,547    $  1,857,122
                                               ------------------  --------------  --------------  --------------
                                               ------------------  --------------  --------------  --------------
Current portion of long-term obligations.....     $      2,760      $      2,760    $      2,760    $      2,760
Other long-term liabilities..................           16,304            16,304          16,304          16,304
12 1/2% Senior Notes due 2006................          350,000           350,000         350,000         350,000
9 5/8% Senior Notes due 2007.................          400,000           400,000         400,000         400,000
9% Senior Notes due 2008.....................          334,396           334,396         334,396         334,396
9.45% Senior Discount Notes due 2008.........          438,636           438,636         438,636         438,636
10 3/4% Senior Notes due 2008................          500,000           500,000         500,000         500,000
     % Senior Notes due 2009.................               --                --              --
     % Senior Discount Notes due 2009........               --                --              --
                                               ------------------  --------------  --------------  --------------
  Total debt.................................        2,042,096         2,042,096       2,042,096       2,792,096
Redeemable Preferred Stock, par value $0.01
  per share, 25,000,000 shares authorized,
  net of issuance costs:
    14% Preferred Shares, 7,508,588 shares
      issued and outstanding.................          375,177           375,177         375,177         375,177
    6 1/2% Cumulative Convertible Preferred
      Stock, 4,000,000 shares issued and
      outstanding............................          194,341           194,341         194,341         194,341
Shareholders' equity (deficit):
  Common stock, par value $.02 per share,
    stated at amounts paid in; Class A,
    110,334,000 shares authorized, 25,712,771
    issued and outstanding (34,312,771 as
    adjusted to reflect the sale of common
    stock in this offering, and 36,410,652 as
    further adjusted to reflect the
    acquisition of WNP); Class B, 44,133,600
    shares authorized, 29,184,372 shares
    issued and outstanding(2)................          360,213           704,025       1,054,463       1,054,463
  Deferred compensation......................          (10,399)          (10,399)        (10,399)        (10,399)
  Accumulated other comprehensive income.....          119,844           119,844         119,844         119,844
  Accumulated deficit........................         (708,504)         (708,504)       (708,504)       (708,504)
                                               ------------------  --------------  --------------  --------------
  Total shareholders' equity (deficit).......         (238,846)          104,966         455,404         455,404
                                               ------------------  --------------  --------------  --------------
  Total capitalization.......................     $  2,372,768      $  2,716,580    $  3,067,018    $  3,817,018
                                               ------------------  --------------  --------------  --------------
                                               ------------------  --------------  --------------  --------------


--------------------------
(1) Pledged U.S. Treasury securities, which represent funds sufficient to provide for payment in full of interest through April 15, 1999 on NEXTLINK's 12 1/2% Senior Notes due April 15, 2006.


(2) Issued and outstanding does not include 11,582,405 and 654,858 shares of Class A common stock and Class B common stock, respectively, issuable upon exercise of outstanding options as of March 31, 1999.



(3) The acquisition of WNP closed on April 26, 1999.We expect the NEXTBAND transaction to close shortly after the closing of this equity offering.

                                    DILUTION


    The net tangible book value of NEXTLINK as of March 31, 1999 was approximately $227.9 million or $4.15 per share of common stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the shares of common stock outstanding as of March 31, 1999. The pro forma net tangible book value of NEXTLINK as of March 31, 1999, would have been $571.7 million, or $9.00 per share, after giving effect to the issuance and sale of the 8,600,000 shares of common stock offered hereby at an assumed initial public offering price of $73.25 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.



    This represents an immediate increase in pro forma net tangible book value per share of $4.81 to existing stockholders and an immediate dilution per share of $61.04 to new investors. The following table illustrates this per share dilution:



Assumed public offering price.............................                $73.25
  Net tangible book value before this offering............      $4.15
  Increase in pro forma net tangible book value
    attributable to net proceeds from the stock
    offering..............................................       4.85
                                                            ---------
Pro forma net tangible book value per share after
  offering................................................                  9.00
                                                                       ---------
Dilution to new investors.................................                $64.25
                                                                       ---------
                                                                       ---------



    The following table summarizes, on a pro forma basis, as of March 31, 1999, the number of shares of Class A common stock purchased in this offering, the aggregate cash consideration paid and the average price per share paid by existing stockholders for common stock and by new investors purchasing shares of Class A common stock in this offering:



                                                   SHARES PURCHASED           TOTAL CONSIDERATION
                                               -------------------------  ---------------------------  AVERAGE PRICE
                                                  NUMBER       PERCENT        AMOUNT        PERCENT      PER SHARE
                                               ------------  -----------  --------------  -----------  -------------
Existing Stockholders........................    54,897,143          86%  $  330,298,000          34%    $    6.02
New Investors................................     8,600,000          14%     629,950,000          66%    $   73.25
                                               ------------         ---   --------------         ---
  Total......................................    63,497,143         100%  $  960,248,000         100%    $   15.12
                                               ------------         ---   --------------         ---
                                               ------------         ---   --------------         ---



    The foregoing discussion and tables assume no exercise of any stock options. As of March 31, 1999, there were options outstanding to purchase a total of 11,582,405 shares of Class A common stock and 654,858 shares of Class B common stock with a combined weighted average exercise price of $26.20 per share. To the extent that any of these options are exercised, there may be further dilution to new investors.

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



    The summary historical consolidated financial data below as of March 31, 1999 and for the three-month periods ended March 31, 1998 and 1999 have been derived from our unaudited interim consolidated financial statements. In management's opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations. Operating results for the three-month period ended March 31, 1999 are not necessarily indicative of the results that may be expected for the full year ended December 31, 1999.



                                                                                                     THREE MONTHS ENDED MARCH
                                                           YEAR ENDED DECEMBER 31,                             31,
                                          ---------------------------------------------------------  ------------------------
                                            1994       1995       1996        1997         1998         1998         1999
                                          ---------  ---------  ---------  -----------  -----------  -----------  -----------
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenue.................................  $      --  $   7,552  $  25,686  $    57,579  $   139,667  $    26,545  $    48,586
Costs and expenses:
  Operating.............................        106      6,618     25,094       54,031      123,675       24,550       43,699
  Selling, general and administrative...        232      9,563     31,353       75,732      156,929       31,957       52,334
  Deferred compensation.................         --        375      9,914        3,247        4,993          624        1,059
  Depreciation and amortization.........         14      3,458     10,340       27,190       60,254       10,183       22,853
                                          ---------  ---------  ---------  -----------  -----------  -----------  -----------
Loss from operations....................       (352)   (12,462)   (51,015)    (102,621)    (206,184)     (40,769)     (71,359)
Interest expense, net...................          3       (269)   (20,086)     (26,383)     (72,156)     (11,543)     (30,927)
                                          ---------  ---------  ---------  -----------  -----------  -----------  -----------
Net loss................................  $    (349) $ (12,731) $ (71,101) $  (129,004) $  (278,340) $   (52,312) $  (102,286)
                                          ---------  ---------  ---------  -----------  -----------  -----------  -----------
                                          ---------  ---------  ---------  -----------  -----------  -----------  -----------
Net loss applicable to common shares....  $    (349) $ (12,731) $ (71,101) $  (168,324) $  (337,113) $   (63,863) $  (118,886)
                                          ---------  ---------  ---------  -----------  -----------  -----------  -----------
                                          ---------  ---------  ---------  -----------  -----------  -----------  -----------
Net loss per share......................                        $   (1.81) $     (3.91) $     (6.26) $     (1.19) $     (2.17)
                                                                ---------  -----------  -----------  -----------  -----------
                                                                ---------  -----------  -----------  -----------  -----------

OTHER DATA:
Ratio of earnings to fixed charges(1)...         --         --         --           --           --           --           --
EBITDA(2)...............................  $    (338) $  (8,629) $ (30,761) $   (72,184) $  (140,937) $   (29,962) $   (47,447)
Capital expenditures, including
  acquisitions of businesses (net of
  cash acquired) and investments in
  affiliates (3)........................  $     600  $  49,230  $  85,872  $   232,069  $   416,445  $    44,501  $   112,051

                                                                                         AS OF MARCH 31, 1999
                                                                       ---------------------------------------------------------
                                                                                                                   AS ADJUSTED
                                                                                                   AS ADJUSTED     FOR THE DEBT
                                                                                                  FOR THE EQUITY    AND EQUITY
                                                                                                   OFFERING AND   OFFERINGS, AND
                                 AS OF DECEMBER 31,                                AS ADJUSTED     THE WNP AND     THE WNP AND
                -----------------------------------------------------             FOR THE EQUITY     NEXTBAND        NEXTBAND
                  1994       1995       1996       1997       1998      ACTUAL       OFFERING     TRANSACTIONS(5) TRANSACTIONS(5)
                ---------  ---------  ---------  ---------  ---------  ---------  --------------  --------------  --------------
CONSOLIDATED
  BALANCE
  SHEET DATA:
Cash, cash
  equivalents
  and
  marketable
 securities...  $      25  $   1,350  $ 124,520  $ 742,357  $1,478,062 $1,244,406   $1,588,218     $  1,102,726    $  1,835,301
Pledged
  securities(4)..        --        --   101,438     62,610     21,500     21,821        21,821           21,821          21,821
Working
  capital.....         14     (6,232)   137,227    744,510  1,408,501  1,195,396     1,539,208        1,053,716       1,786,291
Property and
  equipment,
  net.........        134     29,664     97,784    253,653    594,408    701,546       701,546          701,546         701,546
Total
  assets......        690     53,461    390,683  1,219,978  2,483,106  2,506,678     2,850,490        3,200,928       3,950,928
Long-term
  debt........         --      1,590    356,262    750,000  2,013,192  2,023,032     2,023,032        2,023,032       2,773,032
Redeemable
  preferred
  stock, net
  of issuance
  costs.......         --         --         --    313,319    556,168    569,518       569,518          569,518         569,518
Equity units
  subject to
  redemption..         --         --      4,950         --         --         --            --               --              --
Class B common
  stock
  subject to
  redemption..         --         --         --      4,950         --         --            --               --              --
Total
 stockholders'
  equity
  (deficit)...        672     36,719    (18,654)    71,285   (246,463)  (238,846)      104,966          455,404         455,404


------------------------------

(1) For the years ended December 31, 1994, 1995, 1996, 1997 and 1998, and for the three-month periods ended March 31, 1998 and 1999, earnings were insufficient to cover fixed charges during the periods presented by the net loss amounts of $349, $12,731, $71,101, $129,004, $278,340, $52,312 and
    $102,286, respectively.


(2) EBITDA consists of net loss before net interest expense, depreciation, amortization and deferred compensation expense. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. While EBITDA should not be construed as a substitute for operating income or a better measure of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to our anticipated ability to meet future debt service, capital expenditures and working capital requirements.

(3) Total capital expenditures, acquisitions, and investments in affiliates were funded as follows:


                                                                                                        THREE MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                      MARCH 31,
                                                -----------------------------------------------------  --------------------
                                                  1994       1995       1996       1997       1998       1998       1999
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Cash expended.............................  $     600  $  35,417  $  72,042  $ 210,545  $ 416,445  $  44,501  $ 112,051
    Debt issued and assumed...................         --      6,554      8,228      5,000         --         --         --
    Equity issued.............................         --      7,259      5,602     16,524         --         --         --
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total.....................................  $     600  $  49,230  $  85,872  $ 232,069  $ 416,445  $  44,501  $ 112,051
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------


(4) Pledged U.S. Treasury securities, which represent funds sufficient to provide for payment in full of interest through April 15, 1999 on our 12 1/2% Senior Notes.


(5) The acquisition of WNP closed on April 26, 1999. We expect the NEXTBAND transaction to close shortly after the closing of this offering.

    The operating data contained in the table below includes the statistics of our Las Vegas network, which we manage and in which we have a 40% membership interest. Terms used in this table are defined as follows:



    A "route mile" measures the expansiveness of our network, and is equal to the number of physical miles along which we have installed or leased fiber optic cable.



    A "fiber strand" is an advanced fiber optic line which can carry a large volume of data transmissions and voice communications. The number of "fiber miles" that we have installed is equal to our estimate of the number of fiber strands that we have installed along our network, multiplied by the number of route miles covered by our network. It is a measure of our carrying capacity of large volumes of data transmissions and voice communications.



    "On-net buildings connected" means buildings physically connected to our network, excluding those buildings which are connected to our network by facilities leased from the incumbent telephone company. "Off-net buildings connected" are those buildings connected to our network by facilities leased from the incumbent or other carriers.



    "Switches" are electronic devices that route data transmissions and voice communications to their final destination. All switch counts include two long distance switches acquired in 1996 as well as the switch installed in NEXTLAB, our telecommunications and data testing facility.



    An "access line" is a telephone connection between a customer purchasing local telephone services and our facilities. This definition of access lines is adjusted to reflect the fact that some high performance connections, known as primary rate interface, can carry comparatively larger volumes of data and voice communications. Lines over which primary rate interface service is provided are counted as 23 access lines. The number of "access lines installed" represents the number of access lines for which NEXTLINK is billing services. This number includes access lines that are provisioned through the resale of services. We serviced 2,894 resold access lines as of March 31, 1999.



                                                   AS OF       AS OF         AS OF         AS OF        AS OF
                                                 MARCH 31,    JUNE 30,   SEPTEMBER 30,  DECEMBER 31,  MARCH 31,
                                                    1998        1998         1998           1998         1999
                                                 ----------  ----------  -------------  ------------  ----------
OPERATING DATA:
Route miles....................................       2,036       2,099         2,150         2,477        2,897
Fiber miles....................................     141,788     152,225       158,987       195,531      223,463
On-net buildings connected.....................         571         658           736           801          854
Off-net buildings connected....................       5,947       8,448         9,688        13,443       13,950
Switches installed.............................          14          17            18            21           22
Access lines installed.........................      72,834     102,887       134,107       174,182      224,713
Employees......................................       1,499       1,756         2,065         2,299        2,539

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS


    THREE MONTHS ENDED MARCH 31, 1999 COMPARED WITH THREE MONTHS ENDED MARCH 31,
     1998



    For the three months ended March 31, 1999, total revenue was $48.6 million, an 83% increase over the $26.5 million in revenue reported in the first quarter of 1998.



    NEXTLINK's core services revenue, which consists of bundled local and long distance and dedicated services, rose 217% over the same period in 1998 to $34.9 million in the first quarter of 1999.



    The increase in core services revenue was driven by the increasing number of access lines installed during the first quarter. NEXTLINK installed 50,531 access lines during the first quarter of 1999, compared to 22,703 access lines added during the first quarter of 1998. Total access lines installed was 224,713 as of March 31, 1999.


    YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

    Revenue increased 143% to $139.7 million in 1998 from $57.6 million in 1997. The increase was driven by 277% growth in revenues from bundled local and long distance services and dedicated services. The acquisitions of Start Technologies, a shared tenant services provider, and Chadwick Telecommunications, a switch-based long distance service reseller, in the fourth quarter of 1997, also contributed to this increase. Revenue reported consisted of the following components (in thousands):

                                                                            1998       1997
                                                                         ----------  ---------
Bundled local and long distance services and dedicated services........  $   76,654  $  20,342
Shared tenant services.................................................      12,781      2,018
Long distance telephone services.......................................      26,937     16,478
Enhanced services......................................................      23,295     18,741
                                                                         ----------  ---------
                                                                         $  139,667  $  57,579
                                                                         ----------  ---------
                                                                         ----------  ---------


Enhanced services revenue consists primarily of revenue generated from our interactive voice response services.



    We began offering switched local and long distance services in our first seven markets in July 1996, in 18 markets during 1997 and 12 additional markets during 1998. In addition, since January 1995 we have offered private, leased line, or dedicated services.



    Our quarterly installation rate of customer access lines increased from 19,187 in the fourth quarter of 1997 to 40,075 during the fourth quarter of 1998. At December 31, 1998, we had 174,182 access lines in service, compared to 50,131 as of December 31, 1997.


    Operating expenses consist of costs directly related to providing facilities-based network and enhanced communications services and also include salaries and benefits and related costs of operations and engineering personnel. Operating expenses increased 129% in 1998 to

$123.7 million, an increase of $69.6 million over the same period in 1997. These increases primarily resulted from:

    - increased network costs related to provisioning higher volumes of local, long distance and enhanced communications services;

    - an increase in the number of our employees; and

    - an increase in other related costs primarily to expand our switched local and long distance service businesses in our existing and planned markets.

To a lesser extent, the acquisitions of Start and Chadwick in the fourth quarter of 1997 also contributed to the increase in operating costs over those in 1997.

    Selling, general and administrative expenses include salaries and related personnel costs, facilities expenses, sales and marketing, information systems costs, consulting and legal fees and equity in losses of affiliates. Selling, general and administrative expenses increased 107% for the year ended December 31, 1998 as compared to the corresponding period in 1997. The increase was primarily due to an increase in the number of our employees, as well as other costs associated with the expansion of our switched local and long distance service businesses in our existing and planned markets.


    We recorded deferred compensation expense in connection with options granted under our Equity Option Plan until April 1997, and our Stock Option Plan, which replaced the Equity Option Plan, subsequent to April 1997. The stock options granted under the Equity Option Plan were considered compensatory and we accounted for them on a basis similar to that used for stock appreciation rights. All options outstanding under the Equity Option Plan were regranted under the Stock Option Plan with terms and conditions substantially the same as under the Equity Option Plan. As a result, we continue to record deferred compensation expense for the compensatory stock options issued under both plans over their vesting periods, based on the excess of the fair value at the date of grant over their exercise prices.


    Depreciation expense increased primarily due to placement in service of additional telecommunications network assets, including switches, fiber optic cable, network electronics and related equipment. We expect depreciation expense to continue to increase as we expand our networks and install additional switches and related equipment. Amortization of intangible assets increased primarily as a result of the Start and Chadwick acquisitions in the fourth quarter of 1997.


    Interest expense increased 165% in 1998 over the prior year due to an increase in our average outstanding indebtedness over this period. Interest expense will increase in future periods as a result of our issuing $500.0 million in aggregate principal amount of 10 3/4% Senior Notes in November 1998. Statement of Financial Accounting Standards No. 34 requires us to capitalize a portion of our interest costs as part of the construction cost of our communications networks. Capitalized interest during 1998 totaled $4.3 million. Our interest income resulted from investment of excess cash and certain securities pledged as collateral to secure repayment of our 12 1/2% Senior Notes. The increase in interest income in 1998 over 1997 corresponded to the increase in our average outstanding cash balances.

    YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996


    Revenue increased 124% to $57.6 million in 1997 from $25.7 million in the same period in 1996. The increase was primarily due to 45% growth in our local and long distance services (both switched and resale), dedicated services and enhanced communications services. The increase was also attributable to the fact that we recorded a full year's revenue from ITC, a switch-based long distance reseller we acquired in December 1996. To a lesser extent, our acquisitions of Start and Chadwick in the fourth quarter of 1997 also contributed to the increase in revenue. Revenues reported in 1997 included $38.9 million derived from local and long distance, competitive access, dedicated line services and shared tenant services and $18.7 million derived from enhanced communications services. Our interactive voice response subsidiary contributed 27% and 52% of our revenues during 1997 and 1996, respectively.

    Our quarterly rate for installing customer access lines increased from 1,604 in the fourth quarter of 1996 to 19,187 during the fourth quarter of 1997. As of December 31, 1997, we had 50,131 access lines in service, compared to 8,511 as of December 31, 1996. Access lines in service includes lines provided through resale of Centrex services.

    Operating expenses increased 115% in 1997 to $54.0 million, an increase of $28.9 million over the same period in 1996. This increase resulted primarily from:

    - an increase in network costs related to the provision of increased volumes of local, long distance and enhanced communications services;

    - an increase in the number of our employees; and


    - an increase in other related costs primarily to expand our switched local and long distance service businesses in our existing and planned markets.


Additionally, the effects of the ITC acquisition in December 1996 and the Start and Chadwick acquisitions in the fourth quarter of 1997 further contributed to the increase in 1997 operating expenses over those of the prior year.

    Selling, general and administrative expenses increased 142% for the year ended December 31, 1997 as compared to the corresponding period in 1996. The increase was primarily due to:

    - an increase in the number of our employees;

    - other costs associated with the expansion of our switched local and long distance service businesses in our existing and planned markets; and

    - the ITC acquisition.


    We recorded deferred compensation expense in connection with options granted under our Equity Option Plan until April 1997, and our Stock Option Plan, which replaced the Equity Option Plan, subsequent to April 1997. All options outstanding under the Equity Option Plan were regranted under the Stock Option Plan with terms and conditions substantially the same as under the Equity Option Plan. The stock options granted under the Equity Option Plan were compensatory and were accounted for on a basis similar to that used for stock appreciation rights. As a result, we continued to record deferred compensation expense for the compensatory stock options issued under both plans over their vesting periods, based on the excess of the fair value at the date of grant over their exercise price.

    Depreciation expense increased primarily due to placement in service of additional telecommunications network assets, including switches, fiber optic cable, network electronics and related equipment. Amortization of intangible assets increased primarily as a result of the ITC acquisition in December 1996, as well as our acquisitions of Start, Chadwick and Linkatel Pacific in 1997. Linkatel Pacific owned and operated a fiber optic network that provided communication services to customers in portions of Orange and Los Angeles counties.



    Interest expense increased 76% in 1997 over the prior year due to an increase in our average outstanding indebtedness over the respective periods, primarily relating to the 12 1/2% and 9 5/8% senior notes we issued in April 1996 and October 1997, respectively. Statement of Financial Accounting Standards No. 34 requires us to capitalize a portion of our interest costs as part of the construction cost of our communications networks. Capitalized interest during 1997 totaled $1.8 million. Our interest income resulted from investment of excess cash as well as certain securities that have been pledged as collateral to secure repayment of our 12 1/2% Senior Notes. The increase in interest income in 1997 over 1996 corresponded to the increase in our average outstanding cash balances.


LIQUIDITY AND CAPITAL RESOURCES


    Our business is capital intensive and, as such, has required and will continue to require substantial capital investment. We build high capacity networks with broad market coverage, a strategy that initially increases our level of capital expenditures and operating losses and requires us to make a substantial portion of our capital investments before we realize any revenue from them. These capital expenditures, together with the associated early operating expenses, will continue to result in negative cash flow unless and until we are able to establish an adequate customer base. We believe, however, that over the long term this strategy will enhance our financial performance by increasing the traffic flow over our networks.



    During 1998, we used $174.5 million in cash for operating activities, compared to $97.3 million used in 1997 and $40.6 million used in 1996. The increase was primarily due to a substantial increase in our activities associated with the continued development and expansion of switched local and long distance service operations. In addition, during 1998, we invested an additional $508.4 million in property and equipment, acquisitions of telecommunications assets and equity investments in telecommunications businesses. During 1997 and 1996, we invested $210.5 million and $78.0 million, respectively, in property and equipment, acquisitions of telecommunications assets and businesses and equity investments in telecommunications businesses.



    Our current 1999 and 2000 plans call for approximately $2,000 million in total capital expenditures (including the commitments of the INTERNEXT joint venture described below), of which $112.1 million was spent in the first quarter of 1999. Our actual capital spending may be higher or lower than these amounts. We expect to make substantial capital expenditures relating to our existing and planned network development and operations and for the introduction of new technologies. These expenditures include:



    - the purchase and installation of switches, routers, servers and other data-related equipment and related electronics in existing networks and in networks to be constructed or acquired in new or adjacent markets;

    - the purchase and installation of fiber optic cable and electronics to expand existing networks and develop new networks, including the connection of new buildings;



    - the development of our comprehensive information technology platform;



    - the purchase and installation of equipment associated with the deployment of LMDS using our LMDS spectrum;



    - funding of the INTERNEXT venture described below, and related expenses we expect to incur in building our national network;



    - the purchase and installation of equipment associated with deployment of DSL; and



    - the funding of operating losses and working capital.



    Our strategic plan calls also for expansion into additional market areas. This expansion will require significant additional capital for:



    - potential acquisitions of businesses or assets;



    - design, development and construction of new networks; and



    - the funding of operating losses and working capital during the start-up phase of each market.



    As of March 31, 1999, we had unrestricted cash and investments of $1,244.4 million, and $1,588.2 million on a pro forma basis after giving effect to this offering, and $2,320.8 million on a pro forma basis after giving effect to this offering and the concurrent debt offering.



    In April 1999, we acquired WNP Communications, Inc. for $698.2 million. Of this amount, $157.7 million was paid in cash to the FCC for license fees, including interest. The remainder was paid to stockholders of WNP, and consisted of $190.1 million cash and 5,715,831 shares of Class A common stock. In this transaction, we acquired 39 A block LMDS wireless licenses covering an area where approximately 98 million people live or work and one B block LMDS wireless license covering an area where approximately 16 million people live or work. We plan to use the fixed wireless licenses acquired in the WNP transaction to extend the reach of our fiber networks and to connect additional customers directly to our fiber networks. Deploying the technologies associated with our LMDS strategy will require additional capital expenditures.



    In January 1998, we formed NEXTBAND, a joint venture that is owned 50% each by us and Nextel. NEXTBAND owns LMDS licenses in 42 markets throughout the U.S. On March 30, 1999, we entered into a definitive agreement to acquire Nextel's 50% interest in NEXTBAND for approximately $137.7 million, consisting of at least $68.9 million in cash, with the remainder payable at our election in cash or shares of Class A common stock. The purchase price was determined based on a formula derived from the purchase price paid in the WNP merger. The minimum cash consideration will increase by an amount equal to 25% of the proceeds NEXTLINK receives in this offering up to the amount of the total purchase price.



    In January 1999, we entered into a strategic agreement with Covad Communications Group, Inc., a leading provider of high-speed digital communications services using DSL technology. Pursuant to this agreement, we will become a preferred provider to Covad for local transport and colocation services for Covad's regional data centers. We also invested

$20.0 million in Covad under this agreement, and Covad will become a preferred provider to us of DSL services, where we elect not to provide such services ourselves.



    In July 1998, we formed INTERNEXT L.L.C., which is beneficially owned 50% each by us and Eagle River Investments L.L.C., and is managed by us. INTERNEXT entered into an agreement with Level 3 Communications, Inc. Level 3 is constructing a national fiber optic network that is expected to cover more than 16,000 route miles with six or more conduits and connect 50 cities in the United States and Canada. Pursuant to this agreement, INTERNEXT will receive an exclusive interest in 24 fibers in a shared, filled conduit, one entire empty conduit and the right to 25% of the fibers pulled through the sixth and any additional conduits in the network. INTERNEXT will pay $700.0 million in exchange for these rights, the majority of which will be payable as segments of the network are completed and accepted by INTERNEXT, which is expected to occur substantially during 2000 and 2001. NEXTLINK has guaranteed 50% of the financial obligations of INTERNEXT under this agreement and, together with Eagle River, has also guaranteed the performance of certain other obligations of INTERNEXT.



    In addition, our operating flexibility with respect to certain business matters is, and will continue to be, limited by covenants associated with our outstanding senior notes. Among other things, these covenants limit the ability of us and our subsidiaries to incur additional indebtedness, create liens upon assets, apply the proceeds from the disposal of assets, make dividend payments and other distributions on capital stock and redeem capital stock. A covenant in the indenture for the 10 3/4% senior notes requires us to use the net proceeds from the sale of those notes to fund not more than 80% of the cost of expenditures relating to the construction, improvement and acquisition of new and existing networks and services and direct or indirect investments in certain joint ventures, including NEXTBAND and INTERNEXT, and to fund similar expenditures. We expect to fund the remainder of these costs with the proceeds of equity offerings.



    In addition, the terms of our 14% Senior Exchangeable Redeemable Preferred Stock contain covenants that may limit our flexibility in incurring additional indebtedness and issuing additional preferred shares. We were in compliance with all covenants associated with our notes and the 14% preferred stock as of March 31, 1999.

                                    BUSINESS



    Since 1996, NEXTLINK has provided high-quality telecommunications services to the rapidly growing business market. To serve our customers' broad and expanding telecommunications needs, we have assembled a unique collection of high-bandwidth, local and national network assets.



    These assets include:



    - 23 broadband local networks operating in 14 states, the number of which is increasing as we continue to build additional networks;



    - high-capacity fixed broadband spectrum covering 52 cities including 95% of the population of the 30 largest U.S. cities; and



    - exclusive interests in a national fiber optic network now being built that will connect all of the largest cities that our current and planned local networks serve.



    We intend to integrate these assets into a seamless network that will support the most advanced communications technologies available, and make us the provider best positioned to deliver the broad variety of data and voice applications our customers require.



BUSINESS STRATEGY



    Our goal is to provide integrated, end-to-end solutions for all of our customers' communications needs over our own network. We plan to deliver these solutions primarily through equipment and networks we own and therefore continue to be a facilities-based carrier. The key components of our strategy to achieve this goal are to:



    - BUILD BROADBAND LOCAL NETWORKS. We build high-bandwidth local networks using fiber optic cable bundles, which are capable of carrying high volumes of data, voice, video and Internet traffic as well as other high bandwidth services. In our newer markets, we install up to 400 fiber strands in each network, with built-in capacity for future growth. We plan to have completed broadband local networks in most of the nation's 30 largest cities by the end of 2000.



    - INCREASE CUSTOMER FIRST MILE CONNECTIONS. We generally build our networks in the central business districts of our markets to permit direct connections to a high percentage of the area's commercial buildings. For buildings where direct fiber connections to our networks are not economic, we will use our wireless spectrum to make broadband first mile connections where appropriate.



    - CREATE AN INTEGRATED, END-TO-END, FACILITIES-BASED NATIONAL NETWORK. We will use our interest in a national fiber optic network now under construction to offer end-to-end services over our own facilities, rather than lines leased from others. This network will be able to operate at very high speeds in order to meet our customers' current and future broadband data needs.



    - DEPLOY NEW TECHNOLOGY OPTIMIZED FOR IP. We are adding IP and ATM routers and switches to our network to meet our customers' growing data needs. We believe that future IP technologies will gradually replace ATM and enable our network to carry all types of communications traffic: data, voice and video.

    - INTRODUCE NEW INTERNET SERVICES. In addition to high-speed Internet access, we plan to offer customers secure, robust web hosting services at our central offices, and provide extensive back-office support for their e-commerce operations.



    - BUILD ON OUR CUSTOMER BASE, STAFF, AND SYSTEMS TO SUCCEED IN THE DATA SERVICES MARKET. We will apply the strategies and skills we have developed competing successfully in the local exchange market to the expanding data services market. These include a focus on the business customer, decentralized, local management, close attention to customer care and effective, reliable back-office systems.



    - ATTRACT AND RETAIN EXPERIENCED MANAGEMENT AT ALL KEY LEVELS. Under the leadership of Craig McCaw, we have retained highly-qualified senior management. Experienced technology industry executives will lead the implementation of our data strategy. Seasoned industry entrepreneurs and executives run our regional groups and operating subsidiaries.



OUR NETWORK



    We have built, and are continuing to build, operational fiber optic networks with robust capacity in urban centers across the country. Our IP-optimized national network will connect these local networks to one another. Our fiber optic and wireless first mile connections will complete our goal of becoming an end-to-end, facilities-based provider of broadband communications services.



    LOCAL FIBER OPTIC NETWORKS



    The core of each of our local networks is a ring of fiber optic cable in the city's central business district that connects to our central offices. These facilities contain the switches and routers that direct data and voice traffic to their destinations, and also have the space to house the additional equipment necessary for future telecommunications services.



    We are now operating 23 local networks in 38 cities. We serve larger cities, such as New York, Los Angeles, Chicago, Atlanta, the San Francisco Bay Area, Denver, Dallas and Miami, medium-sized markets, such as Salt Lake City and Nashville, and clusters of smaller markets in Orange County, California and central Pennsylvania.



    Based on our recent successes in operating and expanding our existing networks, as well as new opportunities in other markets, we are pursuing an aggressive growth plan. We are currently building additional local networks, and plan to have operational networks in most of the 30 largest U.S. cities by the end of 2000. We launched telephone service in San Diego earlier this year, and the next phase of our expansion plan includes the launch of service in Washington, D.C. and Seattle in the second quarter of 1999, and in Newark, Detroit, Boston, Phoenix and Houston by the end of 1999.



    We build high capacity networks using a backbone density ranging between 72 and 432 strands of fiber optic cable. Each fiber strand has the capacity, or bandwidth, to carry over 100,000 times the amount of traffic as a strand of traditionally-configured copper wire. We believe that installing high-count fiber strands will allow us to offer a higher volume of broadband and voice services without incurring significant additional construction costs.



    We design wide, expansive networks, rather than a simple core fiber optic ring in a downtown metropolitan area. This design maximizes the number of customers that can be connected directly to our networks with fiber strands that we own. We believe that controlling first mile connections is critical to being able to meet our customers' complete communications requirements and by controlling the first mile we enhance our ability to:



    - ensure technological support for high bandwidth communications;



    - manage and control the quality of services used by our customers;



    - meet the varying bandwidth needs of our customers; and



    - achieve better operating margins.



    BROADBAND WIRELESS SPECTRUM



    We intend to reduce our reliance on first mile connections leased from the incumbent carrier by increasing the number of customers connected directly to our networks. In some cases, we will construct a new fiber optic extension from the customer's premises to our network. In other cases, we will deploy a high-bandwidth wireless connection between an antenna on the roof of the customer's premises and an antenna attached to our fiber rings. These wireless connections offer high-quality broadband capacity and often cost less to install. We expect to deploy wireless first mile extensions in 25 markets by the end of 2000.



    Through a series of auction bids and acquisition transactions, we have become the largest holder of broadband fixed wireless spectrum in North America. We hold licenses to 1,150 to 1,300 MHz of LMDS spectrum in 52 cities, covering areas where 95 percent of the population the 30 largest U.S. cities live or work. Our spectrum assets are very large in comparison to cellular and PCS licenses (up to 30 MHz) and to other fixed wireless licenses (80-400 MHz ). Our licenses also include 150 MHz of LMDS spectrum in 13 smaller cities. We believe that, for many locations, broadband wireless connections from customer buildings to our local fiber optic networks will offer a lower cost solution for providing high-quality broadband services than fiber or copper extensions.



    LMDS is a newly authorized fixed broadband service that the license holder may use to provide high-speed data transfer, wireless local telephone service, wireless transmission of telephone calls in bulk quantity, video broadcasting and videoconferencing, in any combination. This spectrum is not suitable for portable telephones, but can transmit voice, data or video signals from one fixed antenna to many others. As the word "local" in the local multipoint distribution service name implies, the radio links provided using LMDS frequencies are of limited distance, typically of a few miles or less, due to the degradation of these high-frequency signals over distances greater than a few miles.



    A wireless connection typically consists of paired antennas generally placed at a distance of approximately 2.5 miles from one another with a direct, unobstructed line of sight. The antennas are typically installed on rooftops, towers or windows. Point-to-multipoint technology allows a single hub site antenna to be used to form multiple paths with antennas located on numerous customer buildings. As few as four hub site antennas can provide telecommunications connections to buildings in all directions that have line of sight visibility.



    Wireless local loop technology typically utilizes millimeter wave transmissions having narrow beam width, reducing the potential for channel interference and allowing dense deployment and channel re-use. This means that, like cellular technology, LMDS sites can be split into sectors in order to increase the available capacity. The large amount of capacity in each channel permits the simultaneous use of multiple voice and data applications. Properly deployed, wireless local loop technology can substantially reduce the cost of connecting customers to a network.



    LMDS and other wireless broadband services require a direct line of sight between two antennas comprising a link and are subject to distance and rain attenuation. We expect that the average coverage radius of a base station will be up to approximately 2.5 miles, depending on local conditions, and we expect that our base stations will utilize power control to increase signal strength and mitigate the effects of rain attenuation. In areas of heavy rainfall, transmission links will be engineered for shorter distances and greater power to maintain transmission quality. This reduction of path link distances to maintain transmission quality requires more closely spaced transceivers and therefore tends to increase the cost of service coverage.



    Due to line of sight limitations, we currently plan to install our transceivers and antennas on the rooftops of buildings. Line of sight and distance limitations generally do not present problems in urban areas, provided that suitable roof rights can be obtained, due to the existence of unobstructed structures from which to transmit and the concentration of customers within a limited area. Line of sight and distance limitations in non-urban areas can arise due to lack of structures with sufficient height to clear local obstructions. We may have to plan to construct intermediate links or use other means to resolve line of sight and distance issues. These limitations, however, may render point-to-multipoint links uneconomical in certain locations.



    In order to obtain the necessary access to install our transceivers and antennas and connect its intended customers, we must secure roof and other building access rights, or rights to access other line of sight locations, including access to conduits and wiring from the owners of each building or other structure on which we propose to install our equipment, and may require construction, zoning, franchises or other governmental permits.



    LMDS equipment is not in general commercial service at this time, but we are testing the offerings of several vendors, and expect to begin to deploy LMDS in 1999.



    DSL TECHNOLOGY



    We are also currently deploying DSL technology to meet the high bandwidth needs of those customers located less than three miles from the incumbent carrier's central office and whose first mile connection remains over copper wire. DSL technology reduces the bottleneck in the transport of information, particularly for data services, by increasing the data carrying capacity of copper telephone lines.



    We have arrangements with incumbent carriers with respect to more than 150 of their central offices that enable us to make first mile connections to each business or resident connected to that central office over leased lines. These arrangements are known in our industry as colocations. We plan to introduce our own DSL equipment and services at many of our colocation sites to provide our customers with increased data carrying capacity.



    In December of 1998, we also formed a strategic relationship with Covad Communications, a DSL provider, under which Covad will become a preferred provider of DSL services to us in locations where we do not provide our own DSL service. As of January 31, 1999, Covad had established arrangements to maintain its equipment over 165 incumbent carrier central office spaces.

    NATIONAL NETWORK



    We are creating a single, end-to-end network by linking our local networks to one another through the use of a national fiber optic backbone network currently being constructed by Level 3 Communications. This network is expected to cover more than 16,000 route miles with six or more conduits and connect 50 cities in the United States and Canada. INTERNEXT L.L.C., a joint venture managed by us and owned 50% each by us and Eagle River, has entered into a cost sharing agreement with Level 3 with respect to this network. Under this agreement, INTERNEXT has:



    - an exclusive interest in 24 fibers in a shared, filled conduit throughout this network;



    - an exclusive interest in one empty conduit, through which we expect to be able to pull up to 432 fiber optic strands; and



    - the right to 25% of the fibers pulled by Level 3 through the sixth and any additional conduits in the network.



    INTERNEXT expects the network build-out to occur substantially in years 2000 and 2001. When our system of local city networks is linked together by this interstate fiber optic network, we will be able to offer our customers integrated, end-to-end telecommunications services over facilities we control.



TECHNOLOGY



    The wires, cables and spectrum that comprise the physical layer of our networks can support a variety of communications technologies. We seek to offer customers a set of technology options to meet their changing needs, and introduce new technologies as necessary. Specifically, we believe that a service platform based on IP will provide us with significant future opportunities, because it will enable data, voice and video to be carried inexpensively over our end-to-end, facilities-based network. We have, therefore, begun to supplement our current data and voice switching technology with Internet Protocol, or IP, and Asynchronous Transfer Mode, or ATM, equipment.



    These technologies will enable us to offer our customers additional services, such as high-speed Internet access, Internet web hosting, e-commerce and other Internet services. Because they are more efficient, IP and ATM technology increase the effective capacity of networks for these types of applications, and in the future may become the preferred technology for voice calls and faxes as well.



    CIRCUIT SWITCHING VS. PACKET SWITCHING



    There are two widely used switching technologies in currently deployed communications networks: circuit-switching systems and packet-switching systems. Circuit switch-based communications systems, which currently dominate the public telephone network, establish a dedicated channel for each communication (such as a telephone call for voice or fax), maintain the channel for the duration of the call, and disconnect the channel at the conclusion of the call.



    Packet-switch based communications systems, which format the information to be transmitted into a series of shorter digital messages called "packets," are the preferred means of data transmission. Each packet consists of a portion of the complete message plus the addressing information to identify the destination and return address. A key feature that distinguishes Internet architecture from the public telephone network is that on the packet-switched Internet, a single dedicated channel between communication points is not required.



    Packet switch-based systems offer several advantages over circuit switch-based systems, particularly the ability to commingle packets from several communications sources together simultaneously onto a single channel. For most communications, particularly those with bursts of information followed by periods of "silence," the ability to commingle packets provides for superior network utilization and efficiency, resulting in more information being transmitted through a given communication channel.



    IP technology, an open protocol that allows unrelated computer networks to exchange data, is the technological basis of the Internet. The Internet's explosive growth in recent years has focused intensive efforts worldwide on developing IP-based networks and applications. In contrast to protocols like ATM, which was the product of elaborate negotiations between the world's monopoly telephone companies, IP is an open standard, subject to continuous improvement.



    We believe that a form of IP-based switching will eventually replace both ATM and circuit switched technologies, and will be the foundation of integrated networks that treat all transmissions -- including voice, fax and video -- simply as forms of data transmission. Current implementations of IP technology over the Internet lack necessary quality of service to support real-time applications like voice and fax at commercially acceptable quality levels. We fully expect that a combination of increased bandwidth and improved technology will correct these deficiencies.



    We are in the process of configuring our network to add packet switch-based technology to our current circuit switch-based systems. Our goal is to meet the current demands of our customers for reliable, high-quality switched telephone connections, while also deploying the facilities, hardware and software necessary to satisfy their growing demand for high-speed data transmission.



    We believe that the IP deployment currently under way on our network will enable us to implement new services based on current IP technology, and position us to adopt future IP technology implementations as they evolve to support fully-integrated communications networks. We anticipate remaining flexible in our use of technology, however, so that as underlying communications technology changes, we will have the ability to take advantage of and implement these new technologies.



APPLICATIONS AND SERVICES



    VOICE APPLICATIONS AND SERVICES



    In each market in which we operate, we currently offer the telephone services listed below, at prices that are determined and implemented locally in each market. These prices are generally 10% to 15% lower than the pricing for comparable local services from the incumbent carrier. Our service offerings include:



    - standard dial tone, including touch tone dialing, 911, and operator assisted calling;



    - multi-trunk services, including direct inward dialing (DID) and direct outward dialing (DOD);



    - long distance service, including 1+, 800/888 and operator services;

    - voice messaging with personalized greetings, send, transfer, reply and remote retrieval capabilities; and



    - directory listings and assistance.



    In each of our operational markets, we have negotiated and entered into interconnection agreements with the incumbent carrier, and implemented permanent local number portability, which allows customers to retain their telephone numbers when changing telephone service providers.



    Additionally, in each of our markets we offer the following services to long distance carriers and high volume customers, which our customers use as both primary and back-up circuits:



    - special access circuits that connect end users to long distance carriers;



    - special access circuits that connect long distance carriers' facilities to one another; and



    - private line circuits that connect several facilities owned by the same end user.



    We also provide shared tenant services, which consist of telecommunications management services we provide to groups of small to medium sized businesses. This enables business that are too small to justify hiring their own telecommunications managers to benefit from efficiencies, including volume discounts, normally available only to larger enterprises.



    DATA APPLICATIONS AND SERVICES



    We currently offer customers the ability to use our networks for data services including facsimile and e-mail. Deploying ATM and IP facilities will enable us to offer our customers extensive bandwidth capacity with increased speed and reliability. This will allow us to offer data services such as:



    Our central offices are the hubs of our network. We expect that their location on our network's backbone, their electrical and environmental controls and 24-hour maintenance and technical support will make them attractive locations for our customers to locate their larger computers (which are known as servers) or run important applications on servers we will maintain there. This will enable us to offer:



    - WEB HOSTING: support for customers' websites, including design, maintenance and telecommunications services;



    - SERVER HOSTING: colocation of customers' servers in our central offices;



    - APPLICATION HOSTING: running our customers' enterprise-wide applications at our central offices and distributing them as needed over our network to ensure uniformity, reduce costs and implement upgrades on a continuous and immediate basis; and



    - E-COMMENCE SUPPORT: support for high-volume purchases over the Internet, including system design, order fulfillment and network security.



    We plan to combine the capabilities of our national IP-optimized network with the mass-market e-commerce expertise we have developed through NEXTLINK Interactive to offer customers a broad range of services to their e-commerce activities, including telecommunications, web-site design, order fulfillment and back-office systems.

    We also intend to develop and offer our own Internet access services as an Internet service provider in the year 2000. In the interim, we have also entered into agreements with PSINet that will allow us to resell PSINet's Internet access service directly to our customers under our "NEXTLINK" brand. To become an Internet service provider, or ISP, ourselves we will need to establish arrangements, known as peering agreements, with other ISPs to allow us to exchange traffic with them. As ownership of the Internet backbone has become increasingly concentrated, the terms and conditions of peering agreements are becoming increasingly restrictive. We can't predict the terms of our future peering agreements.



    Through our NEXTLINK Interactive subsidiary, we currently provide a number of voice response, speech recognition and e-commerce services for Fortune 100 companies. These systems offer consumer-oriented businesses telephone and Internet-based automated systems that process orders and supply information to their customers about their products. We design and operate voice and Internet-based systems to meets these clients' needs by integrating existing third-party software applications. These service offerings, however, are not integrated with our local networks at this time. Examples of systems that we have developed and operated for our clients include:



    - Systems that help our clients' customers locate the nearest dealer, office or other location;



    - Systems that give our clients' customers information, including cost information, about the clients' products and services and automate their purchases; and



    - Automated order entry systems.



GROWTH IN CUSTOMER BASE



    We have been successful in attracting customers in the markets that we serve. Our customer base has been growing rapidly, as the following table of access lines installed on our networks illustrates:



                                                                TOTAL ACCESS
                                                 MARKETS IN        LINES
DATE                                               SERVICE       INSTALLED
----------------------------------------------  -------------  --------------
December 31, 1996.............................            7           8,511
December 31, 1997.............................           25          50,131
December 31, 1998.............................           37         174,182
March 31, 1999................................           38         224,713



    In addition, we have increased the rate at which we install access lines each quarter. The following table illustrates this improvement:



                                                                ACCESS LINE
                                                               INSTALLATIONS
PERIOD                                                          PER QUARTER
-------------------------------------------------------------  -------------
Fourth Quarter 1996..........................................        1,604
Fourth Quarter 1997..........................................       19,187
Fourth Quarter 1998..........................................       40,075
First Quarter 1999...........................................       50,531



    We also have successfully developed and deployed order entry/provisioning, billing/ collection and other back-office systems for each market in which we operate. We anticipate that we will continue to develop and deploy new back-office systems to improve our capabilities as we add new technologies and services to our networks.

MANAGEMENT TEAM



    We believe that the quality of our management team and their extensive experience in the telecommunications industry is one of our competitive advantages and a critical factor in the successful implementation of our strategy. The following key members of our management team each has 16 or more years of experience in leading companies in competitive segments of the telecommunications industry:



    - CRAIG O. MCCAW - our founder, largest and controlling shareholder and member of our Board of Directors, who, prior to founding NEXTLINK, was the founder of McCaw Cellular Communications, Inc., which became the nation's largest cellular telephone company.



    - STEVEN W. HOOPER - our Chairman of the Board and Chief Executive Officer, who was a member of the senior management team at McCaw Cellular, and was Chief Executive Officer of AT&T Wireless Services following McCaw Cellular's sale to AT&T, prior to joining NEXTLINK.



    - WAYNE M. PERRY - our Vice Chairman and member of our Board of Directors, who was a member of the senior management team at McCaw Cellular and was Vice Chairman of AT&T Wireless Services following McCaw Cellular's sale to AT&T, prior to joining NEXTLINK.



    - GEORGE M. TRONSRUE III - our President and Chief Operating Officer, who held senior management positions with ACSI, Teleport Communications Group and MFS Communications prior to joining NEXTLINK.



    In addition, the presidents of our operating subsidiaries and our other senior officers have an average of 18 years of experience in the telecommunications industry.



    The members of our senior management team who will lead our design and implementation of technologies include:



    - DOUG CARTER - our Senior Vice President, Chief Technology Officer, who was the Senior Vice President of Network Operations of AT&T Wireless prior to joining NEXTLINK.



    - JOHN CURRAN - our Vice President, Internet Technology and head of our Cambridge, MA - based IP Design Center, who was Chief Technology Officer of GTE Internetworking prior to joining NEXTLINK.



    - CHUCK DANIELS - our Vice President, Implementation and head of our Plano, Texas implementation center, who was Vice President of Engineering of MCI prior to joining NEXTLINK.



    - NICK KAUSER - a member of our Board of Directors, who was the Chief Technology Officer of AT&T Wireless prior to joining NEXTLINK.

                                   REGULATION

    The federal Telecommunications Act of 1996 opened local telephone markets to competition from companies like NEXTLINK. Prior to that time, states typically granted an exclusive franchise in each local service area to a single dominant carrier/often a former subsidiary of AT&T known as a "Baby Bell" which owned and operated the entire local exchange network. The 1996 Act preserved state and local jurisdiction over many aspects of local telephone service, and, as a result, NEXTLINK is subject to varying degrees of federal, state and local regulation. FCC and state regulators, and other legislative or judicial initiatives relating to the telecommunications industry, could help or hinder our business.

    We are not currently required to obtain FCC authorization for the installation, acquisition or operation of our wireline network facilities. We are required to hold and we have obtained FCC authorizations for the operation of our wireless facilities. In each state in which we desire to offer our services, we also must first obtain authorization from the appropriate state commission. Although we currently hold the required state authorizations in each of our operational markets, we can't be certain that we will receive the necessary state authorizations for markets to be launched in the future.

    Unlike the incumbent carriers, we are not currently subject to price cap or rate of return regulation, which leaves us more free to set our own pricing policies. The FCC requires us to file interstate tariffs on an ongoing basis for interstate and international interexchange traffic. An FCC order that would have exempted us from any requirement to file tariffs for interstate access and domestic long distance service has been stayed pending further judicial review, and, as a result, we currently file tariffs for these services. Our intrastate services are also generally subject to state certification and tariff or price list filing requirements.

    The 1996 Act gave the FCC significant responsibility for its implementation, especially in the areas of universal service, access charges, numbering, number portability and price caps. The details of the rules adopted by the FCC, and the extent to which they are upheld by the courts reviewing the FCC's rules, will have a significant effect on when and to what extent barriers to competition in local services are removed. For example, the FCC has the power to grant incumbent carriers increased flexibility to enable them to reduce prices for special access, private line services and advanced telecommunications services.

    The 1996 Act provides incentives to most of the incumbent carriers to enter into interconnection agreements with carriers like NEXTLINK. We need interconnection agreements to gain access to the incumbent carriers' networks. Although we have interconnection agreements in all of our currently operational markets, we can't be certain that incumbent carriers in new markets we seek to enter will negotiate quickly with us or that any resulting agreements will be on terms favorable to us.

    The incumbent carriers have frequently resorted to litigation in an attempt to obtain the benefits of these incentives without offering consumers and competitors like NEXTLINK the full benefits intended by the 1996 Act. For example, in September 1998, the FCC ruled that certain incumbent carrier "teaming" arrangements with long distance carriers, which would have allowed incumbent carriers to offer a form of "one stop shopping" in competition with NEXTLINK's combined local and long distance offerings, violated the 1996 Act. In response, the incumbent carriers have filed petitions with the United States Court of Appeals for the

District of Columbia seeking to overturn this ruling. If this FCC's ruling is reversed by the courts, one of our current competitive advantages would be undermined.

    In January 1999, the U.S. Supreme Court upheld key provisions of the FCC rules implementing the 1996 Act, in a decision that was generally favorable to competitive telephone companies like NEXTLINK. In two earlier decisions, the United States Court of Appeals for the Eighth Circuit had invalidated these rules. The Supreme Court's decision reinstated all but one of the FCC rules invalidated by the Eighth Circuit. The Supreme Court held that the FCC has general jurisdiction to implement the 1996 Act's local competition provisions, including pricing and enforcement jurisdiction. Significantly, the Court upheld that the FCC's "pick and choose" rule, which allows competitors to choose which provisions of other carriers' interconnection agreements they wish to incorporate in their own interconnection agreements with that incumbent carrier.

    A key provision of the 1996 Act requires incumbent carriers to make elements of their networks available to competing carriers like NEXTLINK at reasonable rates. The Supreme Court broadly affirmed these provisions, but held that the FCC did not correctly determine precisely which network elements must be unbundled and made available to competitors like NEXTLINK. This ruling cast existing interconnection agreements in doubt when some incumbent carriers stated that they would no longer make elements of their networks available until the FCC clarified which elements they must offer to competitors. These incumbent carriers subsequently assured FCC officials that they would continue to provide currently available network elements to their competitors and continue to negotiate new interconnection agreements in good faith.

    Until the FCC adopts new rules complying with the Supreme Court's decision, competitors like NEXTLINK will need to rely to a great extent on the continued good faith of the incumbent carriers, rather than express regulatory rights, to obtain new interconnection agreements and network elements.

    The Supreme Court decision did not address or resolve the incumbent carriers' challenge to the FCC's forward-looking pricing methodology for unbundled network elements. The incumbent carriers have challenged this methodology, claiming that any correct procedure would take into account historical costs. If the incumbent carriers succeed in this contention, we would have to pay more to purchase network elements, which could significantly increase our cost of doing business.

                              SELLING STOCKHOLDERS


    The following table lists the selling stockholders and the number of shares of Class A common stock they own. Based on information provided to us from the selling stockholders, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with NEXTLINK or its affiliates.



                                                                                    NUMBER OF CLASS
                                                                                           A            CLASS A
                                                                   CLASS A SHARES    SHARES TO BE    SHARES OWNED
                                                                   OWNED PRIOR TO       SOLD IN          AFTER
NAME OF SELLING STOCKHOLDER                                           OFFERING         OFFERING        OFFERING
-----------------------------------------------------------------  ---------------  ---------------  -------------
Alta Communications VI, LP.......................................        257,432          182,224          75,208
Alta-Comm S By S, LLC............................................          5,860            4,148           1,712
Columbia Capital Corporation.....................................         24,200           24,200         --
Providence Equity Partners, L.P..................................        486,883          344,641         142,242
Providence Equity Partners II, L.P...............................          6,789            4,806           1,983
Madison Dearborn Capital Partners II, L.P........................        658,229          465,928         192,301
Prime VIII, L.P..................................................        115,190           81,537          33,653
Venture Fund I, LP...............................................          8,228            3,843           4,385
AT&T Venture Fund II, LP.........................................         74,051           34,586          39,465
Special Partners Fund, LP........................................         12,521            5,848           6,673
Special Partners Fund International, LP..........................         69,757           32,580          37,177
Advanced MobileComm Technologies, Inc............................        164,557          116,482          48,075
HarbourVest Venture Partners V - Direct Fund, L.P................        329,114          232,964          96,150
Norwest Venture Partners VI, LP..................................        329,114          232,964          96,150
Excelsior Private Equity Fund II, Inc............................        164,557          116,482          48,075
Global Private Equity III L.P....................................        267,340          189,237          78,103
Advent PGGM Global LP............................................         41,139           29,120          12,019
Advent Partners GPE III L.P......................................          4,048            2,865           1,183
Advent Partners North America GPE III L.P........................          1,218              862             356
Advent Partners L.P..............................................          9,873            6,989           2,884
Digital Media and Communications L.P.............................         61,676           43,657          18,019
Adwest L.P.......................................................          6,582            4,659           1,923
Oakstone Ventures L.P............................................         25,704           18,195           7,509
TelAdvent L.P....................................................         10,268            7,268           3,000
Formus Communications, Inc.......................................        329,114          232,964          96,150
Spectrum Equity Investors, II, L.P...............................        329,114          232,964          96,150
Chase Venture Capital Associates, L.P............................        658,229          465,928         192,301
CEA Capital Partners USA, L.P....................................        125,771           89,027          36,744
CEA Capital Partners USA, CI, L.P................................         38,786           27,455          11,331
Battery Ventures IV, L.P.........................................        162,089          114,733          47,356
Battery Investment Partners IV, LLC..............................          2,468            1,747             721
Media/Communications Partners III L.P............................        156,329          110,658          45,671
M/C Investors L.L.C..............................................          8,228            5,824           2,404
Tigris Rivanna LLC...............................................         42,528           29,769          12,759
Thomas H. Jones..................................................        146,086          102,260          43,826
Trygve E. Myhren.................................................         12,881            6,747           6,134
J. Barclay Jones.................................................         14,286            5,714           8,572
Mark J. Emery....................................................          3,588            1,794           1,794
Raymond D. Keneipp...............................................          3,588            1,900           1,688
Bart Schneider...................................................          1,903            1,903         --
Brian Eick.......................................................            355              355         --
Melissa Leitner..................................................            123              123         --
                                                                   ---------------  ---------------  -------------

  Total..........................................................      5,169,796        3,617,950       1,551,846
                                                                   ---------------  ---------------  -------------
                                                                   ---------------  ---------------  -------------

                                  UNDERWRITING


This offering consists of (1) an offering of 6,880,000 shares of NEXTLINK's common stock in the United States and Canada and (2) a concurrent offering of 1,720,000 shares of NEXTLINK's common stock outside the United States and Canada. Salomon Smith Barney Inc. is the global coordinator and bookrunner of this offering.



    Subject to the terms and conditions stated in the U.S. underwriting agreement, each U.S. underwriter named below has severally agreed to purchase, and NEXTLINK and the selling stockholders have agreed to sell to such U.S. underwriter, the number of shares set forth opposite its name:



                                                                                   NUMBER OF
NAME                                                                                 SHARES
---------------------------------------------------------------------------------  ----------
Salomon Smith Barney Inc. .......................................................
Goldman, Sachs & Co. ............................................................
Bear, Stearns & Co. Inc. ........................................................
Credit Suisse First Boston Corporation...........................................
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated...........................................................
        Total....................................................................



    The U.S. underwriting agreement provides that the obligations of the U.S. underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The U.S. underwriters are obligated to purchase all the shares (other than those covered by their over-allotment option described below) if they purchase any of the shares.



    The U.S. underwriters, for whom Salomon Smith Barney Inc., Goldman, Sachs & Co., Bear, Stearns & Co. Inc., Credit Suisse First Boston Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a
concession not in excess of $      per share. The U.S. underwriters may allow,
and such dealers may reallow, a concession not in excess of $      per share on
sales to certain other dealers. After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the representatives.



    NEXTLINK and the selling stockholders have granted to the U.S. underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,032,000 additional shares of common stock at the public offering price less the underwriting discount. The U.S. underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each U.S. underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such U.S. underwriter's initial purchase commitment. If the underwriters exercise their overallotment option, 75% of the shares sold pursuant to this option will be issued by NEXTLINK for its own account, and the remaining 25% will be sold for the account of the selling stockholders in the same proportion as the number of shares being sold for their respective accounts in the offering.

                Alternate Page for the International Prospectus

                                  UNDERWRITING

This offering consists of (1) an offering of 1,720,000 shares of NEXTLINK's common stock outside the United States and Canada and (2) a concurrent offering of 6,880,000 shares of NEXTLINK's common stock in the United States and Canada. Salomon Smith Barney Inc. is the global coordinator and bookrunner of this offering.

    Subject to the terms and conditions stated in the international underwriting agreement, each international underwriter named below has severally agreed to purchase, and NEXTLINK and the selling stockholders have agreed to sell to such international underwriter, the number of shares set forth opposite its name:

                                                                                   NUMBER OF
NAME                                                                                 SHARES
---------------------------------------------------------------------------------  ----------
Salomon Brothers International Limited...........................................
Goldman Sachs International......................................................
Bear, Stearns International Limited..............................................
Credit Suisse First Boston (Europe) Limited......................................
Merrill Lynch International......................................................
        Total....................................................................

    The international underwriting agreement provides that the obligations of the international underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The international underwriters are obligated to purchase all the shares (other than those covered by their over-allotment option described below) if they purchase any of the shares.

    The international underwriters, for whom Salomon Brothers International Limited, Goldman Sachs International, Bear, Stearns International Limited, Credit Suisse First Boston (Europe) Limited and Merrill Lynch International are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering
price less a concession not in excess of $      per share. The international
underwriters may allow, and such dealers may reallow, a concession not in excess
of $      per share on sales to certain other dealers. After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the representatives.

    NEXTLINK and the selling stockholders have granted to the international underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 258,000 additional shares of common stock at the public offering price less the underwriting discount. The international underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each international underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such international underwriter's initial purchase commitment. If the underwriters exercise their overallotment option, 75% of the shares sold pursuant to this option will be issued by NEXTLINK for its own account, and the remaining 25% will be sold for the account of the selling stockholders in the same proportion as the number of shares being sold for their respective accounts in the offering.

    NEXTLINK and the selling stockholders have also entered into an underwriting agreement with a syndicate of U.S. underwriters providing for the concurrent offering and

    NEXTLINK and the selling stockholders have also entered into an underwriting agreement with a syndicate of international underwriters providing for the concurrent offering and sale of 1,720,000 shares of common stock outside the United States and Canada. Salomon Brothers International Limited is the lead manager of the underwriters for the international offering. The offering price and aggregate underwriting discounts and commissions per share for the U.S. offering and the international offering are identical. In addition, the U.S. offering and the international offering are each conditioned upon the closing of the other.



    The U.S. and international underwriters will enter into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer shares of common stock. The U.S. and international underwriters also have agreed that they may sell shares of common stock between their respective underwriting syndicates.



    NEXTLINK and its executive officers have agreed that, subject to certain exceptions, for a period of 90 days from the date of this prospectus, NEXTLINK and its executive officers will not, without prior written consent of Salomon Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of NEXTLINK's common stock or any securities convertible into, or exercisable or exchangeable for, common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.



    The following tables shows the underwriting discounts and commissions to be paid by NEXTLINK to the U.S. underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.



                                                                      PAID BY NEXTLINK &
                                                                   THE SELLING STOCKHOLDERS
                                                                  NO EXERCISE   FULL EXERCISE
                                                                 -------------  -------------
Per share......................................................  $              $
Total..........................................................  $              $



    In connection with this offering, Salomon Smith Barney Inc., on behalf of the underwriters, may over-allot, or engage in syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock while this offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member. These activities may cause the price of NEXTLINK's common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.



    In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of this offering. Passive

                Alternate Page for the International Prospectus

sale of 6,880,000 shares of common stock in the United States and Canada. Salomon Smith Barney Inc. is the lead manager of the underwriters for the U.S. offering. The offering price and aggregate underwriting discounts and commissions per share for the international offering and the U.S. offering are identical. In addition, the international offering and the U.S. offering are each conditioned upon the closing of the other.

    The international and U.S. underwriters will enter into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer shares of common stock. The international and U.S. underwriters also have agreed that they may sell shares of common stock between their respective underwriting syndicates.

    NEXTLINK and its executive officers have agreed that, subject to certain exceptions, for a period of 90 days from the date of this prospectus, NEXTLINK and its executive officers will not, without prior written consent of Salomon Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of NEXTLINK's common stock or any securities convertible into, or exercisable or exchangeable for, common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

    The following tables shows the underwriting discounts and commissions to be paid by NEXTLINK to the international underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                      PAID BY NEXTLINK &
                                                                   THE SELLING STOCKHOLDERS
                                                                  NO EXERCISE   FULL EXERCISE
                                                                 -------------  -------------
Per share......................................................  $              $
Total..........................................................  $              $

    In connection with this offering, Salomon Smith Barney Inc., on behalf of the underwriters, may over-allot, or engage in syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock while this offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member. These activities may cause the price of NEXTLINK's common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discountinued at any time.

    In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specific percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of NEXTLINK's common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.



    The representatives have performed certain investment banking and advisory services for NEXTLINK from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.



    NEXTLINK has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.



    Up to 2,894,360 of the shares to be offered in the U.S. offering will be sold by the selling stockholders, who are parties to the U.S. underwriting agreement.

                Alternate Page for the International Prospectus

those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specific percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of NEXTLINK's common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

    The representatives have performed certain investment banking and advisory services for NEXTLINK from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

    NEXTLINK has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

    Up to 723,590 of the shares to be offered in the international offering will be sold by the selling stockholders, who are parties to the international underwriting agreement.

                                 LEGAL MATTERS


    Willkie Farr & Gallagher, New York, New York, counsel for NEXTLINK, will pass upon the validity of the shares of Class A common stock being issued under this prospectus. The validity of the shares will be passed upon for the underwriters by Sullivan & Cromwell.


                                    EXPERTS


    The consolidated financial statements included in NEXTLINK's Annual Report on Form 10-K, filed on March 29, 1999, which is incorporated herein by reference, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of that firm as experts in giving such reports.


                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3 to register the shares of Class A common stock offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about NEXTLINK and the Class A common shares being registered under this prospectus, you should refer to the registration statement and its exhibits.

    We file our SEC materials electronically with the SEC, so you can also review our filings by accessing the web site maintained by the SEC at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room.


    The SEC allows us to "incorporate by reference" the information we file with them, which means we can disclose important information to you by referring you to those documents. The information included in the following documents is incorporated by reference and is considered to be a part of this prospectus. The most recent information that we file with the SEC automatically updates and supersedes more dated information. We have previously filed the following documents with the SEC and are incorporating them by reference into this prospectus:


        1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, filed on March 29, 1999;

        2. Our Current Reports on Form 8-K filed on January 19, 1999 and April 1, 1999.

        3. Item 1 ("Description of Registrant's Securities to be Registered") contained in our Registration Statement on Form 8-A, filed on August 4, 1997 to register shares of our Class A common stock under the Securities and Exchange Act of 1934, as amended.

    We also incorporate by reference all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934, as amended, until the offering is completed.

    We will provide without charge to each person, including any person having a control relationship with that person, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. If you would like to obtain this information from us, please direct your request, either in writing or by telephone to R. Bruce Easter, Jr., General Counsel and Secretary, NEXTLINK Communications, Inc., 500 108th Avenue N.E., Suite 2200, Bellevue, Washington 98004.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                   8,600,000 SHARES



                                    NEXTLINK


                              COMMUNICATIONS, INC.



                              CLASS A COMMON STOCK


                                     [LOGO]

                                     ------


                           U. S.  P R O S P E C T U S


                                         , 1999


                                   ---------


                              SALOMON SMITH BARNEY


                              GOLDMAN, SACHS & CO.


                            BEAR, STEARNS & CO. INC.


                           CREDIT SUISSE FIRST BOSTON


                              MERRILL LYNCH & CO.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                8,600,000 SHARES

                                    NEXTLINK
                              COMMUNICATIONS, INC.

                              CLASS A COMMON STOCK

                                     [LOGO]

                                     ------

                 I N T E R N A T I O N A L  P R O S P E C T U S
                                      1999

                                   ---------

                       SALOMON SMITH BARNEY INTERNATIONAL
                          GOLDMAN SACHS INTERNATIONAL
                      BEAR, STEARNS INTERNATIONAL LIMITED
                           CREDIT SUISSE FIRST BOSTON
                          MERRILL LYNCH INTERNATIONAL

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                Alternate Page for the International Prospectus

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

    The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a holder that is not a "U.S. person" (a "non-U.S. holder"). A "U.S. person" is a person or entity that, for U.S. federal income tax purposes, is any of the following:

    - a citizen or resident of the United States;

    - a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States or of any political subdivision thereof (including each state and the District of Columbia);

    - an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

    - a trust subject to the supervision of a court within the United States and the control of one or more United States persons as described in Section 7701 (a) (30) of Internal Revenue Code of 1986, as amended (the "Code").

    This discussion is based on the provisions of the Code and administrative and judicial interpretations as of the date hereof, all of which may be changed either retroactively or prospectively. This discussion does not address all the aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances, nor does it address tax consequences under the laws of any U.S. state, municipality or other taxing jurisdiction or under the laws of any jurisdiction other than the United States.

    The following discussion is merely a summary of the principal U.S. federal income and estate tax consequences of the ownership and disposition of common stock by non-U.S. Holders.

    THUS, WE URGE ALL INVESTORS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION AND EFFECT OF THE U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES (CURRENT AND PROSPECTIVE) OF THE OWNERSHIP AND DISPOSITION OF THE COMMON STOCK, AS WELL AS THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN, OR OTHER TAXING JURISDICTION.

DIVIDENDS

    We do not intend to pay any dividends in the foreseeable future. In the event we do pay dividends to a non-U.S. holder, however, these dividends will generally be subject to United States federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, except as described in the next paragraph.

    Generally, there is no withholding tax on dividends that are:

    - effectively connected with the non-U.S. holder's conduct of a trade or business within the United States, as long as if you file a Form 4224 or an applicable successor form is filed with us or

    - if an applicable tax treaty so requires, attributable to a United States permanent establishment of the non-U.S. holder,

If either exception applies, dividends are subject to the U.S. federal income tax on net income applicable to U.S. persons. Effectively connected dividends received by a foreign corporation

                Alternate Page for the International Prospectus may be subject to an additional "branch profits tax" at a 30% rate (or a lower rate under an applicable income tax treaty) when such dividends are deemed repatriated from the United States.

    Current U.S. Treasury regulations create a presumption for withholding tax purposes that, unless the payor has knowledge to the contrary, dividends paid to an address outside the United States were paid to a resident of the country of address. For dividends paid on or prior to December 31, 2000, the same address/presumption system currently applies, in general, to determine the applicability of reduced rate of withholding under U.S. tax treaties. Thus, non-U.S. holders receiving dividends at addresses outside the United States generally are not currently required to file tax forms to obtain the benefit of an applicable treaty rate. However, under U.S. Treasury regulations that were recently finalized, this address/ presumption system will no longer apply for purposes of claiming treaty benefits for payments made after December 31, 2000. Instead, to claim these benefits, a non-U.S. holder will have to file a certification attesting eligibility. If there is excess withholding on a person eligible for a treaty benefit, the person can file for a refund with the U.S. Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

    A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized upon a disposition of common stock unless:

    - the gain is effectively connected with the conduct of a trade or business in the United States of the non-U.S. holder (or of a partnership in which the non-U.S. holder is a member that holds the common stock or, if a tax treaty applies, is attributable to a United States permanent establishment of the non-U.S. holder;

    - in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset within the meaning of Section 1221 of the Code (or is a member in a partnership that holds the common stock as a capital asset), such holder is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met;

    - the non-U.S. holder is subject to tax under the provision of U.S. tax law applicable to certain U.S. expatriates or

    - we are or have been a "U.S. real property holding corporation" for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder's holding period.

    We are not currently, have not been and do not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes. Even if we were to become one, any gain recognized by a non-U.S. holder, on the disposition of the common stock, still would not be subject to U.S. tax if the shares were considered to be "regularly traded" (as per the meaning of the applicable U.S. Treasury regulations) on an established securities market (e.g., The Nasdaq National market, on which our shares are currently quoted) and the non-U.S. holder did not own, actually, constructively, directly, or indirectly, more than 5% of such class of stock at any time during the shorter of the periods described above.

                Alternate Page for the International Prospectus

INFORMATION REPORTING AND BACKUP WITHHOLDING

    U.S. Treasury regulations require us to report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether tax was actually withheld. That information may also be made available to the tax authorities of the country in which the non-U.S. holder resides.

    United States federal backup withholding (which generally is withholding imposed at the rate of 31% on payments to persons not otherwise exempt who fail to furnish identifying information to the IRS) will generally not apply to dividends paid to a non-U.S. holder that are subject to withholding at the 30% rate (or would be so subject but for a reduced rate under an applicable treaty). In addition, for dividends paid on or prior to December 31, 2000, the payor of dividends may rely on the payee's foreign address in determining that the payee is exempt from backup withholding, unless the payor has knowledge that the payee is a U.S. person. However, as discussed above, for payments made after December 31, 2000 and the payee will have to furnish a certification to the payor to claim exemption from backup withholding.

    The backup withholding and information reporting requirements also apply to the gross proceeds paid to a non-U.S. holder upon the disposition of common stock by or through a U.S. office of a U.S or foreign broker, unless the holder certifies to the broker under penalty of perjury as to its name, address and status as a non-U.S. holder or the holder otherwise establishes an exemption. Information reporting requirements, (but not backup withholding) will apply to a payment of the proceeds of a disposition of common stock by or through a foreign office of:

    - a U.S. broker,

    - a foreign broker 50% or more of whose gross income for certain periods is effectively connected with the conduct of a trade or business in the United States, or

    - a foreign broker that is a "controlled foreign corporation" for U.S. federal income tax purposes, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain other conditions are met, or the holder otherwise establishes an exemption.

    Neither backup withholding nor information reporting will generally apply to a payment of the proceeds of a disposition of common stock by or through a foreign office of a foreign broker not subject to the preceding sentence.

    Any amounts withheld under the backup withholding rules will be refunded or credited against the non-U.S. holder's United States federal income tax liability, provided that required information is furnished to the IRS.

FEDERAL ESTATE TAXES

    Common stock owned or treated as being owned by an individual who is neither a citizen nor a resident of the United States for federal estate tax purposes at the date of death will be included in such individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Estates of nonresident aliens are generally allowed a statutory credit for U.S. federal estate tax purposes. Estate tax treaties may permit a larger credit. A special definition of the term "U.S. resident" applies for U.S. federal estate tax purposes.

                                    PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the fees and expenses payable by the Registrant in connection with this offering, other than underwriting discounts and commissions. All the amounts shown are estimates, except the SEC registration fee:


SEC registration fee..............................................  $ 198,819
NASD fee..........................................................     30,500
Printing fees.....................................................    150,000
Legal fees and expenses...........................................    200,000
Accounting fees and expenses......................................     30,000
Miscellaneous fees and expenses...................................     40,681
                                                                    ---------
      Total.......................................................  $ 650,000
                                                                    ---------
                                                                    ---------


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company is a Delaware corporation. In its Certificate of Incorporation, the Company has adopted the provisions of Section 102(b)(7) of the Delaware General Corporation Law (the "Delaware Law"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for monetary damages for breach of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director will personally receive a benefit in money, property or services to which the director is not legally entitled.


    The Company has also adopted indemnification provisions pursuant to Section 145 of the Delaware Law, which provides that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person was an officer, director, employee or agent of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers or directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against expenses (including attorney's fees) that such officer or director actually and reasonably incurred.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


    (A) EXHIBITS:



       1     Form of Underwriting Agreement.*

       3.1   Certificate of Incorporation of the Company.(1)

       3.2   By-laws of the Company.(1)

       4.1   Indenture, dated November 12, 1998, by and among NEXTLINK Communications, Inc. and
             United States Trust Company of New York, as trustee, relating to the 10 3/4% Senior
             Notes due 2009.(2)

       4.2   Indenture, dated as of April 25, 1996, by and among NEXTLINK Communications, Inc.,
             NEXTLINK Capital, Inc. and United States Trust Company of New York, as Trustee,
             relating to 12 1/2% Senior Notes due April 15, 2006, including form of global note.(2)

       4.3   First Supplemental Indenture, dated as of January 31, 1997, by and among the
             Company, NEXTLINK Communications, L.L.C., NEXTLINK Capital, Inc. and United States
             Trust Company of New York, as Trustee.(3)

       4.4   Indenture, dated September 25, 1997, between United States Trust Company, as Trustee and NEXTLINK Communications, Inc., relating to the 9 5/8% Senior Notes due 2007.(+)

       4.5   Indenture, dated March 3, 1998, between United States Trust Company, as Trustee and
             NEXTLINK Communications, Inc., relating to the 9% Senior Notes due 2008.(5)

       4.6   Indenture, dated November 12, 1998, by and among NEXTLINK Communications, Inc. and
             United States Trust Company of New York, as trustee, relating to the 10 3/4% Notes due 2008.(10)

       4.7   Certificate of Designation of Powers, Preferences and Relative, Participating,
             Optional and Other Special Rights of 6 1/2% Cumulative Convertible Preferred Stock
             and Qualifications, Limitations and Restrictions Thereof.(1)

       4.8   Form of stock certificate of 6 1/2% Cumulative Convertible Preferred Shares*

       4.9   Form of stock certificate of Class A common stock(9)

       4.10  Indenture, dated April 1, 1998, between United States Trust Company, as Trustee and
             NEXTLINK Communications, Inc., relating to the 9.45% Senior Discount Notes due
             2008.(6)

       4.11  Second Supplemental Indenture, dated June 3, 1998, amending Indenture dated April
             25, 1996, by and among NEXTLINK Communications, Inc., NEXTLINK Capital, Inc. and
             United States Trust Company of New York, as Trustee.(1)

       4.12  First Supplemental Indenture, dated June 3, 1998, amending Indenture dated September
             25, 1997, by and between NEXTLINK Communications, Inc. and United States Trust
             Company of New York, as Trustee.(1)

       4.13  First Supplemental Indenture, dated June 3, 1998, amending Indenture dated March 3,
             1998, by and between NEXTLINK Communications, Inc. and United States Trust Company
             of New York, as Trustee.(1)

       4.14  First Supplemental Indenture, dated June 3, 1998, amending Indenture dated April 1,
             1998, by and between NEXTLINK Communications, Inc. and United States Trust Company
             of New York, as Trustee.(1)

       5.1   Opinion of Willkie Farr & Gallagher.*

      10.1   Stock Option Plan of the Company, as amended.(1)

      10.2   Employee Stock Purchase Plan of the Company.(1)

      10.3   Fiber Lease and Innerduct Use Agreement, dated February 23, 1998, by and between the
             Company and Metromedia Fiber Network, Inc. (5)

      10.4   Amendment No. 1 to Fiber Lease and Innerduct Use Agreement, dated March 4, 1998, by and between the Company and Metromedia Fiber Network, Inc. (5)

      10.5   Agreement and Plan of Merger, dated as of January 14, 1999, among the Company, WNP
             Communications, Inc. and PCO Acquisition Corp. (7)

      10.6   NEXTBAND Interests Purchase Agreement, dated March 31, 1999, between Nextel Spectrum
             Acquisition Corp. and NEXTLINK Communications, Inc.(11)

      21     Subsidiaries of the Registrant.(5)

      23.1   Consent of Arthur Andersen LLP.

      23.2   Consent of Willkie Farr & Gallagher (included in their opinion filed as Exhibit
             5.1).*

      24     Power of Attorney.+


------------------------


*   To be filed by amendment.



+   Previously filed.



(1) Incorporated herein by reference to the exhibit filed with the Registration Statement on Form S-4 of NEXTLINK Communications, Inc. (Commission File No. 333-53975).



(2) Incorporated herein by reference to the exhibit filed with the Registration Statement on Form S-4 of NEXTLINK Communications, L.L.C. (the predecessor of NEXTLINK Communications, Inc.) and NEXTLINK Capital, Inc. (Commission File No. 333-4603).



(3) Incorporated herein by reference to the exhibit filed with the Annual Report on Form 10-KSB for the year ended December 31, 1996 of NEXTLINK Communications, Inc. and NEXTLINK Capital, Inc. (Commission File Nos. 33-04603 and 333-04603-01).



(4) Incorporated here by reference to the exhibit filed with the Registration Statement on Form S-1 of NEXTLINK Communications, Inc. (Commission File No. 333-32003).



(5) Incorporated herein by reference to the exhibit filed with the Annual Report on Form 10-KSB for the year ended December 31, 1997 of NEXTLINK Communications, Inc. and NEXTLINK Capital, Inc. (Commission File Nos. 333-04603 and 333-04603-01).



(6) Incorporated herein by reference to the exhibit filed with the quarterly report on Form 10-Q for the quarterly period ended March 31, 1998 of NEXTLINK Communications, Inc. (Commission File No. 000-22939).



(7) Incorporated herein by reference to the exhibits filed with the current report on Form 8-K filed on January 19, 1999 (Commission File No. 000-22939).



(8) Incorporated herein by reference to the exhibits filed with the Registration Statement on Form S-4 of NEXTLINK Communications, Inc. (Commission File No. 333-71749).



(9) Incorporated herein by reference to the exhibit filed with the Registration Statement on Form S-1 of NEXTLINK Communications, Inc. (Commission File No. 333-32001).



(10) Incorporated herein by reference to the exhibits filed with the Registration Statement on Form S-4 of NEXTLINK Communications, Inc. (Commission File No. 333-71749.



(11) Incorporated herein by reference to the exhibits filed with the current report on Form 8-K filed on March 31, 1999 (Commission File No. 000-22939).



    (b) Financial Statement Schedules: None.

ITEM 17. UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the option of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

    The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

    The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on the 5th day of May, 1999.


                                NEXTLINK COMMUNICATIONS, INC.

                                By:           /s/ R. BRUCE EASTER, JR.
                                     -----------------------------------------
                                                R. Bruce Easter, Jr.
                                        VICE PRESIDENT, GENERAL COUNSEL AND
                                                     SECRETARY


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chairman of the Board and
              *                   Chief Executive Officer
------------------------------    (Principal Executive          May 5, 1999
       Steven W. Hooper           Officer)

              *
------------------------------  Vice Chairman and Director      May 5, 1999
        Wayne M. Perry

                                Vice President, Chief
                                  Financial Officer and
              *                   Treasurer (Principal
------------------------------    Financial Officer and         May 5, 1999
      Kathleen H. Iskra           Principal Accounting
                                  Officer)

------------------------------  Director
        Craig O. McCaw

------------------------------  Director
       Dennis Weibling

              *
------------------------------  Director                        May 5, 1999
      William A. Hoglund

              *
------------------------------  Director                        May 5, 1999
       Sharon L. Nelson

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

              *
------------------------------  Director                        May 5, 1999
      Jeffrey S. Raikes

              *
------------------------------  Director                        May 5, 1999
      Gregory J. Parker

------------------------------  Director
        Nicolas Kauser



*By:    /s/ R. BRUCE EASTER,
                 JR.
      -------------------------
          ATTORNEY-IN-FACT